UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Interim Financial Information

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

At September 30, 2024 and report on review of interim financial information

(A free translation of the original in Portuguese)

INDEX

PETROBRAS

2

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	09.30.2024	12.31.2023
1	Total Assets	1,450,289,000	1,309,830,000
1.01	Current Assets	216,958,000	143,004,000
1.01.01	Cash and Cash Equivalents	22,626,000	2,562,000
1.01.02	Marketable Securities	19,693,000	13,644,000
1.01.03	Trade and Other Receivables	110,338,000	77,757,000
1.01.04	Inventories	36,760,000	31,612,000
1.01.06	Recoverable Taxes	12,720,000	5,123,000
1.01.06.01	Current Recoverable Taxes	12,720,000	5,123,000
1.01.06.01.01	Recoverable Income Taxes	2,917,000	731,000
1.01.06.01.02	Other Recoverable Taxes	9,803,000	4,392,000
1.01.08	Other Current Assets	14,821,000	12,306,000
1.01.08.01	Non-Current Assets Held for Sale	2,728,000	2,053,000
1.01.08.03	Others	12,093,000	10,253,000
1.01.08.03.03	Others	12,093,000	10,253,000
1.02	Non-Current Assets	1,233,331,000	1,166,826,000
1.02.01	Long-Term Receivables	116,358,000	124,474,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	3,502,000	11,661,000
1.02.01.04	Trade and Other Receivables	4,827,000	8,099,000
1.02.01.07	Deferred Taxes	21,814,000	21,516,000
1.02.01.07.02	Deferred Taxes and Contributions	21,814,000	21,516,000
1.02.01.10	Other Non-Current Assets	86,215,000	83,198,000
1.02.01.10.04	Judicial Deposits	70,136,000	70,968,000
1.02.01.10.05	Other Assets	16,079,000	12,230,000
1.02.02	Investments	318,685,000	268,220,000
1.02.03	Property, Plant and Equipment	784,527,000	759,569,000
1.02.04	Intangible Assets	13,761,000	14,563,000

3

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	09.30.2024	12.31.2023
2	Total Liabilities	1,450,289,000	1,309,830,000
2.01	Current Liabilities	259,081,000	188,618,000
2.01.01	Payroll, Profit Sharing and Related Charges	9,687,000	8,882,000
2.01.02	Trade Payables	33,430,000	26,649,000
2.01.03	Taxes Obligations	3,184,000	4,445,000
2.01.03.01	Federal Taxes Obligations	3,184,000	4,445,000
2.01.03.01.01	Income Tax and Social Contribution Payable	3,184,000	4,445,000
2.01.04	Current Debt and Finance Lease Obligations	145,395,000	83,100,000
2.01.04.01	Current Debt	101,182,000	46,736,000
2.01.04.03	Lease Obligations	44,213,000	36,364,000
2.01.05	Other Liabilities	49,012,000	48,868,000
2.01.05.02	Others	49,012,000	48,868,000
2.01.05.02.01	Dividends and Interest on Capital Payable	13,088,000	16,947,000
2.01.05.02.04	Other Taxes Payable	24,207,000	19,669,000
2.01.05.02.06	Other liabilities	11,717,000	12,252,000
2.01.06	Provisions	14,175,000	14,053,000
2.01.06.02	Other Provisions	14,175,000	14,053,000
2.01.06.02.04	Pension and Medical Benefits	4,979,000	4,392,000
2.01.06.02.05	Provision for Decommissioning Costs	9,196,000	9,661,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	4,198,000	2,621,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	4,198,000	2,621,000
2.02	Non-Current Liabilities	797,553,000	740,771,000
2.02.01	Non-Current Debt and Finance Lease Obligations	549,560,000	479,659,000
2.02.01.01	Non-Current Debt	404,358,000	346,419,000
2.02.01.03	Lease Obligations	145,202,000	133,240,000
2.02.02	Other Liabilities	1,266,000	1,409,000
2.02.02.02	Others	1,266,000	1,409,000
2.02.02.02.03	Income Taxes Payable	1,266,000	1,409,000
2.02.03	Deferred Taxes	45,005,000	59,000,000
2.02.03.01	Deferred Income Taxes	45,005,000	59,000,000
2.02.04	Provisions	201,722,000	200,703,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	16,446,000	14,855,000
2.02.04.02	Other Provisions	185,276,000	185,848,000
2.02.04.02.04	Pension and Medical Benefits	75,577,000	73,517,000
2.02.04.02.05	Provision for Decommissioning Costs	99,502,000	102,167,000
2.02.04.02.06	Employee Benefits	472,000	492,000
2.02.04.02.07	Other liabilities	9,725,000	9,672,000
2.03	Shareholders' Equity	393,655,000	380,441,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	(2,241,000)	(322,000)
2.03.04	Profit Reserves	116,432,000	158,955,000
2.03.05	Retained Earnings/Losses	33,055,000	−
2.03.08	Other Comprehensive Income	40,977,000	16,376,000

4

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 07/01/2024 to 09/30/2024	Accumulated of the Current Year 01/01/2024 to 09/30/2024	Accumulated of the Previous Period 07/01/2023 to 09/30/2023	Accumulated of the Previous Year 01/01/2023 to 09/30/2023
3.01	Sales Revenues	121,790,000	353,887,000	125,814,000	364,503,000
3.02	Cost of Sales	(60,409,000)	(175,171,000)	(60,521,000)	(178,772,000)
3.03	Gross Profit	61,381,000	178,716,000	65,293,000	185,731,000
3.04	Operating Expenses / Income	(12,549,000)	(44,809,000)	(13,787,000)	(31,097,000)
3.04.01	Selling Expenses	(6,857,000)	(20,112,000)	(6,269,000)	(18,587,000)
3.04.02	General and Administrative Expenses	(1,908,000)	(6,334,000)	(1,631,000)	(4,796,000)
3.04.05	Other Operating Expenses	(10,493,000)	(34,231,000)	(8,195,000)	(20,313,000)
3.04.05.01	Other Taxes	122,000	(4,973,000)	(284,000)	(2,473,000)
3.04.05.02	Research and Development Expenses	(1,084,000)	(3,000,000)	(908,000)	(2,558,000)
3.04.05.03	Exploration Costs	(2,237,000)	(3,782,000)	(2,362,000)	(4,122,000)
3.04.05.05	Other Operating Expenses, Net	(7,294,000)	(22,542,000)	(4,257,000)	(8,985,000)
3.04.05.07	Impairment (losses) reversals, net	−	66,000	(384,000)	(2,175,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	6,709,000	15,868,000	2,308,000	12,599,000
3.05	Net Income Before Financial Results and Income Taxes	48,832,000	133,907,000	51,506,000	154,634,000
3.06	Finance Income (Expenses), Net	(5,711,000)	(60,715,000)	(13,504,000)	(22,844,000)
3.06.01	Finance Income	3,468,000	8,530,000	2,611,000	8,203,000
3.06.01.01	Finance Income	3,468,000	8,530,000	2,611,000	8,203,000
3.06.02	Finance Expenses	(9,179,000)	(69,245,000)	(16,115,000)	(31,047,000)
3.06.02.01	Finance Expenses	(10,505,000)	(39,464,000)	(8,800,000)	(25,167,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	1,326,000	(29,781,000)	(7,315,000)	(5,880,000)
3.07	Net Income Before Income Taxes	43,121,000	73,192,000	38,002,000	131,790,000
3.08	Income Tax and Social Contribution	(10,566,000)	(19,542,000)	(11,377,000)	(38,227,000)
3.08.01	Current	(8,782,000)	(24,403,000)	(11,554,000)	(32,475,000)
3.08.02	Deferred	(1,784,000)	4,861,000	177,000	(5,752,000)
3.09	Net Income	32,555,000	53,650,000	26,625,000	93,563,000
3.11	Income / (Loss) for the Period	32,555,000	53,650,000	26,625,000	93,563,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	2.53	4.16	2.04	7.17
3.99.01.02	Preferred Shares	2.53	4.16	2.04	7.17
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	2.53	4.16	2.04	7.17
3.99.02.02	Preferred Shares	2.53	4.16	2.04	7.17

5

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 07/01/2024 to 09/30/2024	Accumulated of the Current Year 01/01/2024 to 09/30/2024	Accumulated of the Previous Period 07/01/2023 to 09/30/2023	Accumulated of the Previous Year 01/01/2023 to 09/30/2023
4.01	Net Income for the Period	32,555,000	53,650,000	26,625,000	93,563,000
4.02	Other Comprehensive Income	1,202,000	24,601,000	4,890,000	6,524,000
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	−	6,528,000	−	(570,000)
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	−	−	194,000
4.02.03	Translation Adjustments in investees	(6,585,000)	36,130,000	10,629,000	(11,844,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	6,941,000	(37,958,000)	(12,078,000)	12,147,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	4,553,000	11,100,000	3,377,000	14,560,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(3,907,000)	9,133,000	2,959,000	(9,081,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	200,000	(332,000)	3,000	1,118,000
4.03	Total Comprehensive Income for the Period	33,757,000	78,251,000	31,515,000	100,087,000

6

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2024 to 09/30/2024 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000
5.03	Adjusted Opening Balance	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000
5.04	Capital Transactions with Owners	−	(1,919,000)	(42,523,000)	(20,595,000)	−	(65,037,000)
5.04.04	Treasury Shares Acquired	−	(1,919,000)	−	−	−	(1,919,000)
5.04.06	Dividends	−	−	(42,523,000)	(20,735,000)	−	(63,258,000)
5.04.11	Expired dividends	−	−	−	140,000	−	140,000
5.05	Total of Comprehensive Income	−	−	−	53,650,000	24,601,000	78,251,000
5.05.01	Net Income for the Period	−	−	−	53,650,000	−	53,650,000
5.05.02	Other Comprehensive Income	−	−	−	−	24,601,000	24,601,000
5.07	Balance at the End of the Period	205,432,000	(2,241,000)	116,432,000	33,055,000	40,977,000	393,655,000

7

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2023 to 09/30/2023 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000
5.03	Adjusted Opening Balance	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000
5.04	Capital Transactions with Owners	−	(971,000)	(35,815,000)	(39,888,000)	−	(76,674,000)
5.04.04	Treasury Shares Acquired	−	(975,000)	−	−	−	(975,000)
5.04.06	Dividends	−	−	(35,815,000)	(39,920,000)	−	(75,735,000)
5.04.08	Change in Interest in Subsidiaries	−	4,000	−	−	−	4,000
5.04.11	Expired dividends	−	−	−	32,000	−	32,000
5.05	Total of Comprehensive Income	−	−	−	93,563,000	6,524,000	100,087,000
5.05.01	Net Income for the Period	−	−	−	93,563,000	−	93,563,000
5.05.02	Other Comprehensive Income	−	−	−	−	6,524,000	6,524,000
5.07	Balance at the End of the Period	205,432,000	2,347,000	92,531,000	53,675,000	32,022,000	386,007,000

b

8

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2024 to 09/30/2024	Accumulated of the Previous Period 01/01/2023 to 09/30/2023
6.01	Net cash provided by operating activities	144,936,000	95,519,000
6.01.01	Cash provided by operating activities	188,156,000	199,983,000
6.01.01.01	Net Income for the period	53,650,000	93,563,000
6.01.01.02	Pension and medical benefits (actuarial expense)	13,142,000	5,620,000
6.01.01.03	Results in equity-accounted investments	(15,868,000)	(12,599,000)
6.01.01.04	Depreciation, depletion and amortization	51,379,000	50,803,000
6.01.01.05	Impairment of assets (reversal), net	(66,000)	2,175,000
6.01.01.06	Exploratory expenditures write-offs	2,253,000	2,031,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	4,054,000	2,860,000
6.01.01.08	Foreign exchange, indexation and finance charges	58,069,000	20,963,000
6.01.01.10	Allowance for credit loss on trade and other receivables, net	246,000	172,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	4,041,000	3,294,000
6.01.01.15	Income Taxes	19,542,000	38,227,000
6.01.01.16	Results from co-participation agreements in bid areas	(533,000)	(237,000)
6.01.01.17	Gain on disposal/write-offs of assets	(561,000)	(5,073,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(1,192,000)	(1,816,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(16,422,000)	(66,552,000)
6.01.02.01	Trade and other receivables, net	4,831,000	(51,460,000)
6.01.02.02	Inventories	(5,224,000)	4,176,000
6.01.02.03	Judicial deposits	2,604,000	(5,475,000)
6.01.02.05	Other assets	(117,000)	2,170,000
6.01.02.06	Trade payables	4,905,000	(5,809,000)
6.01.02.07	Other taxes	(12,777,000)	(840,000)
6.01.02.08	Pension and medical benefits	(3,967,000)	(3,391,000)
6.01.02.09	Provisions for legal proceedings	(1,509,000)	(1,771,000)
6.01.02.10	Other Employee Benefits	784,000	576,000
6.01.02.12	Provision for Decommissioning Costs	(3,837,000)	(2,955,000)
6.01.02.14	Other liabilities	(2,115,000)	(1,773,000)
6.01.03	Others	(26,798,000)	(37,912,000)
6.01.03.01	Income Taxes Paid	(26,798,000)	(37,912,000)
6.02	Net cash used in investing activities	(75,803,000)	(6,558,000)
6.02.01	Acquisition of PP&E and intangibles assets	(53,187,000)	(42,312,000)
6.02.02	Decrease (increase) in investments in investees	104,000	(58,000)
6.02.03	Proceeds from disposal of assets - Divestment	3,942,000	18,013,000
6.02.04	Divestment (investment) in marketable securities	(30,029,000)	14,875,000
6.02.05	Dividends received	1,416,000	892,000
6.02.08	Financial compensation for Co-participation Agreement	1,951,000	2,032,000
6.03	Net cash used in financing activities	(49,069,000)	(90,344,000)
6.03.02	Proceeds from financing	160,146,000	80,299,000
6.03.03	Repayment of principal - finance debt	(90,240,000)	(53,140,000)
6.03.04	Repayment of interest - finance debt	(18,448,000)	(17,069,000)
6.03.05	Dividends paid to shareholders of Petrobras	(67,354,000)	(76,201,000)
6.03.08	Settlement of lease liabilities	(31,254,000)	(23,258,000)
6.03.10	Share repurchase program	(1,919,000)	(975,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	20,064,000	(1,383,000)
6.05.01	Cash and cash equivalents at the beginning of the year	2,562,000	3,627,000
6.05.02	Cash and cash equivalents at the end of the period	22,626,000	2,244,000

9

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2024 to 09/30/2024	Accumulated of the Previous Period 01/01/2023 to 09/30/2023
7.01	Sales Revenues	512,572,000	486,763,000
7.01.01	Sales of Goods and Services	456,117,000	433,985,000
7.01.02	Other Revenues	8,035,000	16,196,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	48,666,000	36,754,000
7.01.04	Allowance for expected credit losses	(246,000)	(172,000)
7.02	Inputs Acquired from Third Parties	(177,965,000)	(175,735,000)
7.02.01	Cost of Sales	(65,796,000)	(65,245,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(81,662,000)	(79,843,000)
7.02.03	Impairment Charges / Reversals of Assets	66,000	(2,175,000)
7.02.04	Others	(30,573,000)	(28,472,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(30,573,000)	(28,472,000)
7.03	Gross Added Value	334,607,000	311,028,000
7.04	Retentions	(51,379,000)	(50,803,000)
7.04.01	Depreciation, Amortization and Depletion	(51,379,000)	(50,803,000)
7.05	Net Added Value Produced	283,228,000	260,225,000
7.06	Transferred Added Value	28,690,000	25,085,000
7.06.01	Share of Profit of Equity-Accounted Investments	15,868,000	12,599,000
7.06.02	Finance Income	8,530,000	8,203,000
7.06.03	Others	4,292,000	4,283,000
7.06.03.01	Rentals, royalties and others	4,292,000	4,283,000
7.07	Total Added Value to be Distributed	311,918,000	285,310,000
7.08	Distribution of Added Value	311,918,000	285,310,000
7.08.01	Employee Compensation	32,923,000	21,766,000
7.08.01.01	Salaries	17,187,000	13,889,000
7.08.01.02	Fringe Benefits	14,872,000	7,125,000
7.08.01.03	Unemployment Benefits (FGTS)	864,000	752,000
7.08.02	Taxes and Contributions	145,573,000	129,027,000
7.08.02.01	Federal	98,921,000	95,801,000
7.08.02.02	State	46,485,000	33,079,000
7.08.02.03	Municipal	167,000	147,000
7.08.03	Return on Third-Party Capital	79,772,000	40,954,000
7.08.03.01	Interest	75,295,000	35,680,000
7.08.03.02	Rental Expenses	4,477,000	5,274,000
7.08.04	Return on Shareholders' Equity	53,650,000	93,563,000
7.08.04.01	Interest on Capital	13,074,000	13,617,000
7.08.04.02	Dividends	7,661,000	26,303,000
7.08.04.03	Retained Earnings / (Losses) for the Period	32,915,000	53,643,000

10

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	09.30.2024	12.31.2023
1	Total Assets	1,077,849,000	1,050,888,000
1.01	Current Assets	167,371,000	157,079,000
1.01.01	Cash and Cash Equivalents	47,367,000	61,613,000
1.01.02	Marketable Securities	30,471,000	13,650,000
1.01.03	Trade and Other Receivables	23,845,000	29,702,000
1.01.04	Inventories	40,544,000	37,184,000
1.01.06	Recoverable Taxes	13,283,000	5,703,000
1.01.06.01	Current Recoverable Taxes	13,283,000	5,703,000
1.01.06.01.01	Recoverable Income Taxes	3,207,000	1,055,000
1.01.06.01.02	Other Recoverable Taxes	10,076,000	4,648,000
1.01.08	Other Current Assets	11,861,000	9,227,000
1.01.08.01	Non-Current Assets Held for Sale	2,286,000	1,624,000
1.01.08.03	Others	9,575,000	7,603,000
1.01.08.03.03	Others	9,575,000	7,603,000
1.02	Non-Current Assets	910,478,000	893,809,000
1.02.01	Long-Term Receivables	122,624,000	129,735,000
1.02.01.03	Marketable Securities measured at amortized cost	3,502,000	11,661,000
1.02.01.04	Trade and Other Receivables	5,514,000	8,942,000
1.02.01.07	Deferred Taxes	27,692,000	26,533,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	5,338,000	4,672,000
1.02.01.07.02	Deferred Taxes and Contributions	22,354,000	21,861,000
1.02.01.10	Other Non-Current Assets	85,916,000	82,599,000
1.02.01.10.04	Judicial Deposits	70,812,000	71,390,000
1.02.01.10.05	Other Assets	15,104,000	11,209,000
1.02.02	Investments	5,305,000	6,574,000
1.02.03	Property, Plant and Equipment	768,615,000	742,774,000
1.02.04	Intangible Assets	13,934,000	14,726,000

11

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	09.30.2024	12.31.2023
2	Total Liabilities	1,077,849,000	1,050,888,000
2.01	Current Liabilities	178,932,000	163,928,000
2.01.01	Payroll, Profit Sharing and Related Charges	10,730,000	9,802,000
2.01.02	Trade Payables	28,869,000	23,302,000
2.01.03	Taxes Obligations	6,312,000	6,295,000
2.01.03.01	Federal Taxes Obligations	6,312,000	6,295,000
2.01.03.01.01	Income Taxes Payable	6,312,000	6,295,000
2.01.04	Current Debt and Lease Obligations	63,774,000	55,781,000
2.01.04.01	Current Debt	21,557,000	20,923,000
2.01.04.03	Lease Obligations	42,217,000	34,858,000
2.01.05	Other Liabilities	50,803,000	51,898,000
2.01.05.02	Others	50,803,000	51,898,000
2.01.05.02.01	Dividends and Interest on Capital Payable	13,089,000	17,134,000
2.01.05.02.04	Other Taxes Payable	24,484,000	20,168,000
2.01.05.02.06	Other liabilities	13,230,000	14,596,000
2.01.06	Provisions	14,246,000	14,229,000
2.01.06.02	Other Provisions	14,246,000	14,229,000
2.01.06.02.04	Pension and Medical Benefits	4,979,000	4,392,000
2.01.06.02.05	Provision for Decommissioning Costs	9,267,000	9,837,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	4,198,000	2,621,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	4,198,000	2,621,000
2.02	Non-Current Liabilities	503,864,000	504,620,000
2.02.01	Non-Current Debt and Finance Lease Obligations	258,383,000	247,281,000
2.02.01.01	Non-Current Debt	118,762,000	118,508,000
2.02.01.03	Lease Obligations	139,621,000	128,773,000
2.02.02	Other Liabilities	1,295,000	1,446,000
2.02.02.02	Others	1,295,000	1,446,000
2.02.02.02.03	Income Taxes Payable	1,295,000	1,446,000
2.02.03	Deferred Taxes	39,577,000	52,820,000
2.02.03.01	Deferred Taxes	39,577,000	52,820,000
2.02.04	Provisions	204,609,000	203,073,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	17,767,000	16,000,000
2.02.04.02	Other Provisions	186,842,000	187,073,000
2.02.04.02.04	Pension and Medical Benefits	77,033,000	74,916,000
2.02.04.02.05	Provision for Decommissioning Costs	99,957,000	102,493,000
2.02.04.02.06	Employee Benefits	486,000	505,000
2.02.04.02.07	Other liabilities	9,366,000	9,159,000
2.03	Shareholders' Equity	395,053,000	382,340,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	(2,457,000)	(538,000)
2.03.04	Profit Reserves	116,648,000	159,171,000
2.03.05	Retained Earnings/Losses	33,055,000	−
2.03.08	Other Comprehensive Income	40,977,000	16,376,000
2.03.09	Non-controlling interests	1,398,000	1,899,000

12

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 07/01/2024 to 09/30/2024	Accumulated of the Current Year 01/01/2024 to 09/30/2024	Accumulated of the Previous Period 07/01/2023 to 09/30/2023	Accumulated of the Previous Year 01/01/2023 to 09/30/2023
3.01	Sales Revenues	129,582,000	369,561,000	124,828,000	377,736,000
3.02	Cost of Sales	(63,004,000)	(181,235,000)	(58,513,000)	(180,429,000)
3.03	Gross Profit	66,578,000	188,326,000	66,315,000	197,307,000
3.04	Operating Expenses / Income	(20,116,000)	(64,294,000)	(18,769,000)	(47,593,000)
3.04.01	Selling Expenses	(6,617,000)	(19,835,000)	(6,289,000)	(18,580,000)
3.04.02	General and Administrative Expenses	(2,267,000)	(7,357,000)	(1,927,000)	(5,703,000)
3.04.05	Other Operating Expenses	(11,104,000)	(35,521,000)	(9,341,000)	(22,173,000)
3.04.05.01	Other Taxes	(304,000)	(6,078,000)	(557,000)	(3,228,000)
3.04.05.02	Research and Development Expenses	(1,084,000)	(3,000,000)	(908,000)	(2,558,000)
3.04.05.03	Exploration Costs	(2,249,000)	(3,832,000)	(2,364,000)	(4,126,000)
3.04.05.05	Other Operating Expenses, Net	(7,467,000)	(22,857,000)	(5,126,000)	(9,913,000)
3.04.05.07	Impairment (losses) reversals, net	−	246,000	(386,000)	(2,348,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	(128,000)	(1,581,000)	(1,212,000)	(1,137,000)
3.05	Net Income Before Financial Results and Income Taxes	46,462,000	124,032,000	47,546,000	149,714,000
3.06	Finance Income (Expenses), Net	(1,561,000)	(47,536,000)	(9,760,000)	(13,229,000)
3.06.01	Finance Income	2,723,000	7,947,000	2,934,000	7,906,000
3.06.01.01	Finance Income	2,723,000	7,947,000	2,934,000	7,906,000
3.06.02	Finance Expenses	(4,284,000)	(55,483,000)	(12,694,000)	(21,135,000)
3.06.02.01	Finance Expenses	(4,883,000)	(25,824,000)	(5,680,000)	(14,362,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	599,000	(29,659,000)	(7,014,000)	(6,773,000)
3.07	Net Income Before Income Taxes	44,901,000	76,496,000	37,786,000	136,485,000
3.08	Income Tax and Social Contribution	(12,225,000)	(22,525,000)	(11,026,000)	(42,482,000)
3.08.01	Current	(9,630,000)	(27,155,000)	(12,531,000)	(36,486,000)
3.08.02	Deferred	(2,595,000)	4,630,000	1,505,000	(5,996,000)
3.09	Net Income	32,676,000	53,971,000	26,760,000	94,003,000
3.11	Income / (Loss) for the Period	32,676,000	53,971,000	26,760,000	94,003,000
3.11.01	Attributable to Shareholders of Petrobras	32,555,000	53,650,000	26,625,000	93,563,000
3.11.02	Attributable to Non-Controlling Interests	121,000	321,000	135,000	440,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	2.53	4.16	2.04	7.17
3.99.01.02	Preferred Shares	2.53	4.16	2.04	7.17
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	2.53	4.16	2.04	7.17
3.99.02.02	Preferred Shares	2.53	4.16	2.04	7.17

13

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 07/01/2024 to 09/30/2024	Accumulated of the Current Year 01/01/2024 to 09/30/2024	Accumulated of the Previous Period 07/01/2023 to 09/30/2023	Accumulated of the Previous Year 01/01/2023 to 09/30/2023
4.01	Net Income for the Period	32,676,000	53,971,000	26,760,000	94,003,000
4.02	Other Comprehensive Income	1,200,000	24,615,000	4,892,000	6,524,000
4.02.01	Actuarial Gains (Losses) on Post-employment Defined Benefits Plans	−	6,828,000	−	(570,000)
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	−	−	194,000
4.02.03	Translation Adjustments in investees	(6,587,000)	36,132,000	10,631,000	(11,844,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	6,941,000	(37,958,000)	(12,078,000)	12,147,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	4,552,000	11,130,000	3,691,000	15,020,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(3,906,000)	9,123,000	2,851,000	(9,237,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	200,000	(640,000)	(203,000)	814,000
4.03	Total Comprehensive Income for the Period	33,876,000	78,586,000	31,652,000	100,527,000
4.03.01	Attributable to Shareholders of Petrobras	33,757,000	78,251,000	31,515,000	100,087,000
4.03.02	Attributable to Non-controlling Interests	119,000	335,000	137,000	440,000

14

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2024 to 09/30/2024 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000	1,899,000	382,340,000
5.03	Adjusted Opening Balance	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000	1,899,000	382,340,000
5.04	Capital Transactions with Owners	−	(1,919,000)	(42,523,000)	(20,595,000)	−	(65,037,000)	(836,000)	(65,873,000)
5.04.04	Treasury Shares Acquired	−	(1,919,000)	−	−	−	(1,919,000)	−	(1,919,000)
5.04.06	Dividends	−	−	(42,523,000)	(20,735,000)	−	(63,258,000)	(188,000)	(63,446,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	(648,000)	(648,000)
5.04.11	Expired unclaimed dividends	−	−	−	140,000	−	140,000	−	140,000
5.05	Total of Comprehensive Income	−	−	−	53,650,000	24,601,000	78,251,000	335,000	78,586,000
5.05.01	Net Income for the Period	−	−	−	53,650,000	−	53,650,000	321,000	53,971,000
5.05.02	Other Comprehensive Income	−	−	−	−	24,601,000	24,601,000	14,000	24,615,000
5.07	Balance at the End of the Period	205,432,000	(2,241,000)	116,432,000	33,055,000	40,977,000	393,655,000	1,398,000	395,053,000

15

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2023 to 09/30/2023 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000	1,791,000	364,385,000
5.03	Adjusted Opening Balance	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000	1,791,000	364,385,000
5.04	Capital Transactions with Owners	−	(971,000)	(35,815,000)	(39,888,000)	−	(76,674,000)	(748,000)	(77,422,000)
5.04.04	Treasury Shares Acquired	−	(975,000)	−	−	−	(975,000)	−	(975,000)
5.04.06	Dividends	−	−	(35,815,000)	(39,920,000)	−	(75,735,000)	(234,000)	(75,969,000)
5.04.08	Capital Transactions	−	4,000	−	−	−	4,000	(514,000)	(510,000)
5.04.11	Expired unclaimed dividends	−	−	−	32,000	−	32,000	−	32,000
5.05	Total of Comprehensive Income	−	−	−	93,563,000	6,524,000	100,087,000	440,000	100,527,000
5.05.01	Net Income for the Period	−	−	−	93,563,000	−	93,563,000	440,000	94,003,000
5.05.02	Other Comprehensive Income	−	−	−	−	6,524,000	6,524,000	−	6,524,000
5.07	Balance at the End of the Period	205,432,000	2,347,000	92,531,000	53,675,000	32,022,000	386,007,000	1,483,000	387,490,000

16

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2024 to 09/30/2024	Accumulated of the Previous Period 01/01/2023 to 09/30/2023
6.01	Net cash provided by operating activities	156,371,000	158,038,000
6.01.01	Cash provided by operating activities	196,669,000	209,186,000
6.01.01.01	Net Income for the period	53,971,000	94,003,000
6.01.01.02	Pension and medical benefits (actuarial expense)	13,514,000	5,770,000
6.01.01.03	Results of equity-accounted investments	1,581,000	1,137,000
6.01.01.04	Depreciation, depletion and amortization	49,550,000	48,223,000
6.01.01.05	Impairment of assets (reversals), net	(246,000)	2,348,000
6.01.01.06	Exploratory expenditures write-offs	2,253,000	2,031,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	4,270,000	3,369,000
6.01.01.08	Foreign exchange, indexation and finance charges	47,813,000	14,157,000
6.01.01.10	Allowance for credit loss on trade and other receivables, net	282,000	247,000
6.01.01.11	Inventory write-back to net realizable value	(206,000)	(26,000)
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	4,075,000	3,314,000
6.01.01.15	Income Taxes	22,525,000	42,482,000
6.01.01.16	Results from co-participation agreements in bid areas	(533,000)	(236,000)
6.01.01.17	Gain on disposal/write-offs of assets	(933,000)	(5,811,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(1,247,000)	(1,822,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(12,411,000)	(12,193,000)
6.01.02.01	Trade and other receivables, net	8,079,000	3,038,000
6.01.02.02	Inventories	(1,746,000)	5,866,000
6.01.02.03	Judicial deposits	2,352,000	(5,525,000)
6.01.02.05	Other assets	(578,000)	865,000
6.01.02.06	Trade payables	3,339,000	(5,050,000)
6.01.02.07	Other taxes	(12,136,000)	(2,134,000)
6.01.02.08	Pension and medical benefits	(3,984,000)	(3,405,000)
6.01.02.09	Provisions for legal proceedings	(1,560,000)	(1,822,000)
6.01.02.10	Other Employee Benefits	902,000	767,000
6.01.02.12	Provision for Decommissioning Costs	(3,910,000)	(2,980,000)
6.01.02.14	Other liabilities	(3,169,000)	(1,813,000)
6.01.03	Others	(27,887,000)	(38,955,000)
6.01.03.01	Income Taxes Paid	(27,887,000)	(38,955,000)
6.02	Net cash used in investing activities	(53,194,000)	(23,518,000)
6.02.01	Acquisition of PP&E and intangibles assets	(53,946,000)	(42,521,000)
6.02.02	Acquisition of equity interests	(74,000)	(110,000)
6.02.03	Proceeds from disposal of assets - Divestment	3,948,000	18,025,000
6.02.04	Divestment (investment) in marketable securities	(5,714,000)	(1,319,000)
6.02.05	Dividends received	641,000	375,000
6.02.08	Financial compensation for Co-participation Agreement	1,951,000	2,032,000
6.03	Net cash used in financing activities	(122,449,000)	(114,507,000)
6.03.01	Changes in non-controlling interest	(647,000)	(516,000)
6.03.02	Proceeds from financing	8,520,000	6,257,000
6.03.03	Repayment of principal - finance debt	(22,319,000)	(12,467,000)
6.03.04	Repayment of interest - finance debt	(7,977,000)	(7,882,000)
6.03.05	Dividends paid to shareholders of Petrobras	(67,354,000)	(76,201,000)
6.03.06	Dividends paid to non-controlling interests	(386,000)	(249,000)
6.03.08	Settlement of lease liabilities	(30,367,000)	(22,474,000)
6.03.10	Share repurchase program	(1,919,000)	(975,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	5,026,000	(1,094,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(14,246,000)	18,919,000
6.05.01	Cash and cash equivalents at the beginning of the year	61,613,000	41,723,000
6.05.02	Cash and cash equivalents at the end of the period	47,367,000	60,642,000

17

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2024 to 09/30/2024	Accumulated of the Previous Period 01/01/2023 to 09/30/2023
7.01	Sales Revenues	531,678,000	503,190,000
7.01.01	Sales of Goods and Services	472,294,000	447,624,000
7.01.02	Other Revenues	10,570,000	18,523,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	49,096,000	37,290,000
7.01.04	Allowance for expected credit losses	(282,000)	(247,000)
7.02	Inputs Acquired from Third Parties	(183,427,000)	(178,946,000)
7.02.01	Cost of Sales	(74,922,000)	(71,332,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(79,721,000)	(78,348,000)
7.02.03	Impairment Charges / Reversals of Assets	246,000	(2,348,000)
7.02.04	Others	(29,030,000)	(26,918,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(29,030,000)	(26,918,000)
7.03	Gross Added Value	348,251,000	324,244,000
7.04	Retentions	(49,550,000)	(48,223,000)
7.04.01	Depreciation, Amortization and Depletion	(49,550,000)	(48,223,000)
7.05	Net Added Value Produced	298,701,000	276,021,000
7.06	Transferred Added Value	8,823,000	9,128,000
7.06.01	Share of Profit of Equity-Accounted Investments	(1,581,000)	(1,137,000)
7.06.02	Finance Income	7,947,000	7,906,000
7.06.03	Others	2,457,000	2,359,000
7.06.03.01	Rentals, royalties and others	2,457,000	2,359,000
7.07	Total Added Value to be Distributed	307,524,000	285,149,000
7.08	Distribution of Added Value	307,524,000	285,149,000
7.08.01	Employee Compensation	35,741,000	23,994,000
7.08.01.01	Salaries	19,207,000	15,558,000
7.08.01.02	Fringe Benefits	15,587,000	7,612,000
7.08.01.03	Unemployment Benefits (FGTS)	947,000	824,000
7.08.02	Taxes and Contributions	151,794,000	136,306,000
7.08.02.01	Federal	104,312,000	102,215,000
7.08.02.02	State	46,968,000	33,566,000
7.08.02.03	Municipal	514,000	525,000
7.08.03	Return on Third-Party Capital	66,018,000	30,846,000
7.08.03.01	Interest	61,535,000	25,767,000
7.08.03.02	Rental Expenses	4,483,000	5,079,000
7.08.04	Return on Shareholders' Equity	53,971,000	94,003,000
7.08.04.01	Interest on Capital	13,074,000	13,617,000
7.08.04.02	Dividends	7,661,000	26,303,000
7.08.04.03	Retained Earnings / (Losses) for the Period	32,915,000	53,643,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	321,000	440,000

18

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2023, which include the full set of notes.

The consolidated and individual interim financial information of the company was prepared and is presented in accordance with the Technical Pronouncement - CPC 21 (R1) - Interim Financial Statement, issued by the Accounting Pronouncements Committee (CPC) and approved by the Securities and Exchange Commission (CVM), and related to IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). All relevant information pertaining to the financial statements, and only these, are being evidenced, and correspond to those used in the management of the company's Management.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on November 7, 2024.

1.1.	New standards and interpretations

On January 1, 2024, new standards issued by the IASB came into force and were adopted by the Company, with corresponding technical pronouncements issued by the CPC and approved by the CVM, as disclosed in explanatory note 6 of the financial statements as of December 31, 2023.

In relation to the regulations in force as from January 1, 2024, according to the assessments carried out, there were no material impacts on the initial application in this consolidated and individual interim financial information, except for the review of Technical Pronouncement CPC 09 (R1) - Statement of Added Value (DVA).

This review generated a restatement of the DVA between components of the wealth created (revenue, inputs acquired from third parties and depreciation, depletion and amortization) without affecting the net added value produced by the Company, as follows:

	Consolidated			Parent Company
	Disclosed on 09.30.2023	CPC 09 (R1) Effect	Reclassified on 09.30.2023	Disclosed on 09.30.2023	CPC 09 (R1) Effect	Reclassified on 09.30.2023
Revenues	509,361	(6,171)	503,190	492,960	(6,197)	486,763
Inputs acquired from third parties	(177,814)	(1,132)	(178,946)	(174,629)	(1,106)	(175,735)
Gross added value	331,547	(7,303)	324,244	318,331	(7,303)	311,028
Depreciation, depletion and amortization	(55,526)	7,303	(48,223)	(58,106)	7,303	(50,803)
Net added value produced by the Company	276,021	−	276,021	260,225	−	260,225

The main changes introduced by CPC 09 (R1) that impacted the company's DVA were:

•	Adjustments to the net realizable value of inventories – they are no longer presented as inputs acquired from third parties and are now disclosed as other revenues;

•	Depreciation, depletion and amortization – the portion capitalized in the company's assets is no longer presented as revenue related to the construction of assets for use and the portion used in liabilities for decommissioning areas is no longer presented as inputs acquired from third parties. Thus, depreciation, depletion and amortization now represent the amounts recognized in the income statement for the period and normally used to reconcile the cash flow from operating activities and the net income for the period.

2.	Material accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2023.

3.	Cash and cash equivalents and marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash and cash equivalents.

19

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	09.30.2024	12.31.2023
Cash at bank and in hand	3,171	501
Short-term financial Investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	9,483	8,434
Other investment funds	800	1,352
	10,283	9,786
- Abroad
Time deposits	27,424	37,458
Automatic investing accounts and interest checking accounts	6,365	13,807
Other financial Investments	124	61
	33,913	51,326
Total short-term financial investments	44,196	61,112
Total cash and cash equivalents	47,367	61,613

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

3.2.	Marketable securities
		Consolidated
	09.30.2024	12.31.2023
Fair value through profit or loss	3,289	4,485
Amortized cost - Bank Deposit Certificates and time deposits	30,413	20,572
Amortized cost – Others	271	254
Total	33,973	25,311
Current	30,471	13,650
Non-current	3,502	11,661

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in post-fixed Bank Deposit Certificates with daily liquidity, with maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

20

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

4.	Sales revenues
		Consolidated
	2024		2023
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Gross sales	165,771	472,294	155,064	447,624
Sales taxes (1)	(36,189)	(102,733)	(30,236)	(69,888)
Sales revenues	129,582	369,561	124,828	377,736
Diesel	38,989	110,436	39,988	118,237
Gasoline	17,415	49,298	16,660	54,549
Liquefied petroleum gas	4,709	12,599	4,107	13,648
Jet fuel	6,353	18,198	5,706	18,469
Naphtha	2,662	7,301	2,194	6,811
Fuel oil (including bunker fuel)	1,159	4,074	1,401	4,181
Other oil products	6,722	17,365	5,621	16,838
Subtotal oil products	78,009	219,271	75,677	232,733
Natural gas	6,387	18,851	6,592	21,602
Crude oil	6,336	17,926	6,253	20,025
Nitrogen products and renewables	407	790	77	308
Breakage	562	1,886	1,010	3,224
Electricity	1,538	2,712	782	2,108
Services, agency and others	1,064	3,339	1,330	3,991
Domestic market	94,303	264,775	91,721	283,991
Exports	34,463	101,206	32,222	89,186
Crude oil	25,663	76,794	23,478	66,703
Fuel oil (including bunker fuel)	7,089	19,502	6,687	18,639
Other oil products and other products	1,711	4,910	2,057	3,844
Sales abroad (2)	816	3,580	885	4,559
Foreign Market	35,279	104,786	33,107	93,745
Sales revenues	129,582	369,561	124,828	377,736
(1) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(2) Sales revenues from operations outside of Brazil, including trading and excluding exports.

	2024	2024	2023	2023
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Brazil	94,303	264,775	91,721	283,991
Domestic market	94,303	264,775	91,721	283,991
China	13,030	35,505	8,064	25,856
Americas (except United States)	4,746	14,938	6,716	20,217
Europe	8,416	22,129	8,295	18,754
Asia (except China and Singapore)	1,878	6,436	1,647	5,199
United States	3,766	14,502	5,297	11,875
Singapore	3,420	11,197	3,068	11,815
Others	23	79	20	29
Foreign market	35,279	104,786	33,107	93,745
Sales revenues	129,582	369,561	124,828	377,736

In the nine-month period ended September 30, 2024, sales to two clients of the refining, transportation and marketing segment represented individually 15% and 10% of the Company’s sales revenues; in the same period of 2023, sales to two clients of the same segment represented individually 16% and 11% of the Company’s sales revenues.

21

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.	Costs and expenses by nature
5.1.	Cost of sales
			Consolidated
		2024	2023
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Raw material, products for resale, materials and third-party services (1)	(31,765)	(88,720)	(26,278)	(91,288)
Depreciation, depletion and amortization	(13,096)	(38,838)	(13,601)	(38,697)
Production taxes	(15,726)	(45,908)	(16,504)	(44,306)
Employee compensation	(2,417)	(7,769)	(2,130)	(6,138)
Total	(63,004)	(181,235)	(58,513)	(180,429)
(1) It Includes short-term leases and inventory turnover.

5.2.	Selling expenses
		Consolidated
	2024	2023
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Materials, third-party services, freight, rent and other related costs	(5,553)	(16,672)	(5,382)	(15,781)
Depreciation, depletion and amortization	(881)	(2,606)	(788)	(2,329)
Allowance for expected credit losses	2	(38)	14	(72)
Employee compensation	(185)	(519)	(133)	(398)
Total	(6,617)	(19,835)	(6,289)	(18,580)

5.3.	General and administrative expenses
		Consolidado
	2024	2023
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Employee compensation (1)	(1,540)	(4,903)	(1,337)	(3,735)
Materials, third-party services, rent and other related costs	(534)	(1,890)	(447)	(1,531)
Depreciation, depletion and amortization	(193)	(564)	(143)	(437)
Total	(2,267)	(7,357)	(1,927)	(5,703)
(1) In the nine-month period ended September 30, 2024, it mainly refers to the actuarial revision of the Saúde Petrobras - AMS health care plan occurred in the second quarter of 2024, reflecting the change in the benefit, in the amount of R$ 418. For more information, see note 13.

6.	Other income and expenses, net

		Consolidado
	2024		2023
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Stoppages for asset maintenance and pre-operating expenses	(3,725)	(10,614)	(2,745)	(8,310)
Pension and medical benefits – retirees (1)	(1,690)	(10,139)	(1,463)	(4,388)
Losses related to legal, administrative and arbitration proceedings	(1,595)	(4,270)	(689)	(3,369)
Profit Sharing	(911)	(2,488)	(198)	(536)
Variable compensation program	(976)	(1,888)	(981)	(2,355)
Operating expenses with thermoelectric power plants	(275)	(878)	(239)	(671)
Institutional relations and cultural projects	(386)	(750)	(200)	(439)
Expenses with contractual fines received	(59)	(236)	(189)	(800)
Amounts recovered from Lava Jato investigation (2)	170	204	29	512
Gains/(losses) with Commodities Derivatives	155	277	(432)	(69)
Results from co-participation agreements in bid areas	−	533	93	236
Ship/take or pay agreements and fines imposed	320	769	332	691
Government grants	352	819	396	1,292
Results on disposal/write-offs of assets	(536)	933	(182)	5,811
Fines imposed on suppliers	422	1,058	338	889
Results of non-core activities	455	1,079	204	608
Early termination and cash outflows revision of lease agreements	488	1,247	509	1,822
Expenses/Reimbursements from E&P partnership operations	441	1,797	730	2,153
Outros (3)	(117)	(310)	(439)	(2,990)
Total	(7,467)	(22,857)	(5,126)	(9,913)
(1) In the nine-month period ended September 30, 2024, it mainly refers to the actuarial revision of the Saúde Petrobras - AMS health care plan occurred in the second quarter of 2024, reflecting the change in the benefit, in the amount of R$ 5,389. For more information, see note 13.
(2) The total amount recovered from the Lava Jato Investigation through December 31, 2023 was R$ 7,281, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(3) It includes, in the nine-month period ended September 30, 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of R$ 1,654.

22

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.	Net finance income (expense)

		Consolidated
	2024		2023
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Finance income	2,723	7,947	2,934	7,906
Income from investments and marketable securities (Government Bonds)	2,015	6,136	2,218	6,051
Other finance income	708	1,811	716	1,855
Finance expenses	(4,883)	(25,824)	(5,680)	(14,362)
Interest on finance debt	(3,079)	(8,528)	(3,236)	(8,585)
Unwinding of discount on lease liability	(3,018)	(8,631)	(2,418)	(6,253)
Capitalized borrowing costs	2,207	6,064	1,651	4,632
Unwinding of discount on the provision for decommissioning costs	(1,340)	(4,032)	(1,056)	(3,240)
Other finance expenses (1)	347	(10,697)	(621)	(916)
Foreign exchange gains (losses) and indexation charges	599	(29,659)	(7,014)	(6,773)
Foreign exchange gains (losses) (2)	3,253	(19,773)	(4,632)	6,940
Reclassification of hedge accounting to the Statement of Income (2)	(4,552)	(11,130)	(3,691)	(15,020)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	99	(1,881)	6	(2,145)
Recoverable taxes inflation indexation income	958	416	84	569
Other foreign exchange gains and indexation charges, net (1)	841	2,709	1,219	2,883
Total	(1,561)	(47,536)	(9,760)	(13,229)
(1) It includes, in the nine-month period ended September 30, 2024, finance expense of R$ 9,703 and indexation charges of R$ 1,263 related to the tax settlement program - federal taxes. For more information, see note 12.3.
(2) For more information, see notes 27.2.2 a and 27.2.2 c.

8.	Information by operating segment
8.1.	Net income by operating segment

Consolidated Statement of Income by operating segment – Jul-Sep/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	85,299	120,558	12,986	458	(89,719)	129,582
Intersegments	84,892	1,255	3,565	7	(89,719)	−
Third parties	407	119,303	9,421	451	−	129,582
Cost of sales	(33,153)	(113,709)	(7,598)	(425)	91,881	(63,004)
Gross profit	52,146	6,849	5,388	33	2,162	66,578
Expenses	(6,768)	(4,330)	(4,439)	(4,451)	−	(19,988)
Selling	(3)	(2,660)	(3,941)	(13)	−	(6,617)
General and administrative	(1)	(492)	(175)	(1,599)	−	(2,267)
Exploration costs	(2,249)	−	−	−	−	(2,249)
Research and development	(904)	(10)	(10)	(160)	−	(1,084)
Other taxes	514	(26)	(27)	(765)	−	(304)
Other income and expenses, net	(4,125)	(1,142)	(286)	(1,914)	−	(7,467)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	45,378	2,519	949	(4,418)	2,162	46,590
Net finance income (expenses)	−	−	−	(1,561)	−	(1,561)
Results in equity-accounted investments	82	(241)	43	(12)	−	(128)
Net Income (loss) before income taxes	45,460	2,278	992	(5,991)	2,162	44,901
Income taxes	(15,429)	(857)	(323)	5,119	(735)	(12,225)
Net income (loss) of the period	30,031	1,421	669	(872)	1,427	32,676
Attributable to:
Shareholders of Petrobras	30,035	1,421	600	(928)	1,427	32,555
Non-controlling interests	(4)	−	69	56	−	121
	30,031	1,421	669	(872)	1,427	32,676

23

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jul-Sep/2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	87,530	115,750	12,813	452	(91,717)	124,828
Intersegments	86,898	1,098	3,708	13	(91,717)	−
Third parties	632	114,652	9,105	439	−	124,828
Cost of sales	(34,911)	(104,515)	(5,694)	(445)	87,052	(58,513)
Gross profit	52,619	11,235	7,119	7	(4,665)	66,315
Expenses	(5,691)	(3,850)	(4,429)	(3,631)	44	(17,557)
Selling	(1)	(2,606)	(3,727)	1	44	(6,289)
General and administrative	(23)	(393)	(99)	(1,412)	−	(1,927)
Exploration costs	(2,364)	−	−	−	−	(2,364)
Research and development	(729)	(9)	(9)	(161)	−	(908)
Other taxes	(81)	(51)	(51)	(374)	−	(557)
Impairment	(384)	(2)	−	−	−	(386)
Other income and expenses, net	(2,109)	(789)	(543)	(1,685)	−	(5,126)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	46,928	7,385	2,690	(3,624)	(4,621)	48,758
Net finance income (expenses)	−	−	−	(9,760)	−	(9,760)
Results in equity-accounted investments	(334)	(857)	(20)	(1)	−	(1,212)
Net Income (loss) before income taxes	46,594	6,528	2,670	(13,385)	(4,621)	37,786
Income taxes	(15,956)	(2,511)	(915)	6,785	1,571	(11,026)
Net income (loss) of the period	30,638	4,017	1,755	(6,600)	(3,050)	26,760
Attributable to:
Shareholders of Petrobras	30,644	4,017	1,664	(6,650)	(3,050)	26,625
Non-controlling interests	(6)	−	91	50	−	135
	30,638	4,017	1,755	(6,600)	(3,050)	26,760
Consolidated Statement of Income by operating segment - Jan-Sep/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total

Sales revenues	246,722	345,398	36,424	1,255	(260,238)	369,561
Intersegments	245,397	4,047	10,771	23	(260,238)	−
Third parties	1,325	341,351	25,653	1,232	−	369,561
Cost of sales	(98,473)	(319,790)	(19,157)	(1,169)	257,354	(181,235)
Gross profit	148,249	25,608	17,267	86	(2,884)	188,326
Expenses	(18,085)	(12,133)	(13,376)	(19,119)	−	(62,713)
Selling	(9)	(8,195)	(11,549)	(82)	−	(19,835)
General and administrative	(215)	(1,393)	(496)	(5,253)	−	(7,357)
Exploration costs	(3,832)	−	−	−	−	(3,832)
Research and development	(2,359)	(23)	(18)	(600)	−	(3,000)
Other taxes	(3,939)	(171)	(69)	(1,899)	−	(6,078)
Impairment	(21)	201	−	66	−	246
Other income and expenses, net	(7,710)	(2,552)	(1,244)	(11,351)	−	(22,857)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	130,164	13,475	3,891	(19,033)	(2,884)	125,613
Net finance income (expenses)	−	−	−	(47,536)	−	(47,536)
Results in equity-accounted investments	317	(2,209)	340	(29)	−	(1,581)
Net Income (loss) before income taxes	130,481	11,266	4,231	(66,598)	(2,884)	76,496
Income taxes	(44,256)	(4,582)	(1,323)	26,655	981	(22,525)
Net income (loss) of the period	86,225	6,684	2,908	(39,943)	(1,903)	53,971
Attributable to:
Shareholders of Petrobras	86,237	6,684	2,711	(40,079)	(1,903)	53,650
Non-controlling interests	(12)	−	197	136	−	321
	86,225	6,684	2,908	(39,943)	(1,903)	53,971

24

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - Jan-Sep/2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total

Sales revenues	242,174	349,130	41,337	1,270	(256,175)	377,736
Intersegments	238,935	5,383	11,827	30	(256,175)	−
Third parties	3,239	343,747	29,510	1,240	−	377,736
Cost of sales	(98,330)	(313,827)	(21,366)	(1,274)	254,368	(180,429)
Gross profit	143,844	35,303	19,971	(4)	(1,807)	197,307
Expenses	(9,036)	(15,673)	(12,275)	(9,472)	−	(46,456)
Selling	(56)	(7,906)	(10,505)	(113)	−	(18,580)
General and administrative	(195)	(1,215)	(263)	(4,030)	−	(5,703)
Exploration costs	(4,126)	−	−	−	−	(4,126)
Research and development	(1,999)	(78)	(19)	(462)	−	(2,558)
Other taxes	(1,805)	(127)	(141)	(1,155)	−	(3,228)
Impairment	(462)	(2,031)	−	145	−	(2,348)
Other income and expenses, net	(393)	(4,316)	(1,347)	(3,857)	−	(9,913)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	134,808	19,630	7,696	(9,476)	(1,807)	150,851
Net finance income (expenses)	−	−	−	(13,229)	−	(13,229)
Results in equity-accounted investments	(148)	(1,131)	86	56	−	(1,137)
Net Income (loss) before income taxes	134,660	18,499	7,782	(22,649)	(1,807)	136,485
Income taxes	(45,835)	(6,674)	(2,617)	12,030	614	(42,482)
Net income (loss) of the period	88,825	11,825	5,165	(10,619)	(1,193)	94,003
Attributable to:
Shareholders of Petrobras	88,842	11,825	4,886	(10,797)	(1,193)	93,563
Non-controlling interests	(17)	−	279	178	−	440
	88,825	11,825	5,165	(10,619)	(1,193)	94,003

The balance of depreciation, depletion and amortization by business segment is shown below:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Jul-Sep/2024	12,260	3,382	723	176	16,541
Jul-Sep/2023	13,111	3,069	642	133	16,955

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Jan-Sep/2024	36,916	9,909	2,215	510	49,550
Jan-Sep/2023	36,932	8,940	1,930	421	48,223

8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 09.30.2024

Current assets	14,102	55,517	2,352	121,472	(26,072)	167,371
Non-current assets	681,330	115,383	34,057	79,708	−	910,478
Long-term receivables	41,974	13,374	517	66,759	−	122,624
Investments	1,674	2,372	951	308	−	5,305
Property, plant and equipment	626,858	98,917	32,192	10,648	−	768,615
Operating assets	518,412	83,143	18,480	7,795	−	627,830
Under construction	108,446	15,774	13,712	2,853	−	140,785
Intangible assets	10,824	720	397	1,993	−	13,934
Total Assets	695,432	170,900	36,409	201,180	(26,072)	1,077,849

25

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 12.31.2023

Current assets	13,574	53,265	1,793	113,997	(25,550)	157,079
Non-current assets	658,729	115,224	31,013	88,843	−	893,809
Long-term receivables	43,705	10,014	400	75,616	−	129,735
Investments	1,667	3,926	703	278	−	6,574
Property, plant and equipment	601,553	100,629	29,539	11,053	−	742,774
Operating assets	524,822	87,762	17,454	8,570	−	638,608
Under construction	76,731	12,867	12,085	2,483	−	104,166
Intangible assets	11,804	655	371	1,896	−	14,726
Total Assets	672,303	168,489	32,806	202,840	(25,550)	1,050,888
9.	Trade and other receivables
9.1.	Trade and other receivables
	Consolidated		Parent Company
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Receivables from contracts with customers
Third parties	22,891	29,231	13,674	19,980
Related parties
Investees (note 28.5)	918	680	27,737	27,341
Subtotal	23,809	29,911	41,411	47,321
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement	8,219	10,466	8,219	10,466
Lease receivables	1,733	1,706	129	136
Other receivables	4,024	3,037	3,262	2,427
Related parties
Applications in credit rights - FIDC-NP (note 28.3)	−	−	66,958	28,797
Petroleum and alcohol accounts – receivables from Brazilian Government	−	1,345	−	1,345
Subtotal	13,976	16,554	78,568	43,171
Total trade receivables	37,785	46,465	119,979	90,492
Expected credit losses (ECL) – Third parties	(8,414)	(7,811)	(4,802)	(4,626)
Expected credit losses (ECL) – Related parties	(12)	(10)	(12)	(10)
Total trade receivables, net	29,359	38,644	115,165	85,856
Current	23,845	29,702	110,338	77,757
Non-current	5,514	8,942	4,827	8,099

Accounts receivable are classified in the amortized cost category, except for certain receivables with final price formation after the transfer of control of products that depend on the variation in the value of the commodity, classified in the category fair value through profit or loss, whose value on September 30, 2024 totaled R$ 2,294 (R$ 2,434 as of December 31, 2023).

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the Earn Out of the Atapu and Sépia fields, totaling R$ 1,915 (R$ 2,957 as of December 31, 2023), from the sale of the Roncador field for R$ 1,961 (R$ 1,745 as of December 31, 2023) and the Potiguar group of fields for R$ 1,158 (R$ 1,283 as of December 31, 2023).

The increase in the “Other” balance is mainly related to reimbursements from partners for the enrollment to the tax transaction (note 12.3).

On June 26, 2024, the amount of R$ 1,389, net of withholding income tax, related to the second and final installment of the judicialized debts with the Brazilian Federal Government (precatórios), arising from of Petroleum and Alcohol Account, was released to the Company and became part of the guarantee in a tax lawsuit.

26

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

9.2.	Aging of trade and other receivables – third parties
				Consolidated	Parent Company
	09.30.2024		12.31.2023		09.30.2024		12.31.2023
	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)
Current	26,458	(133)	33,636	(163)	19,296	(129)	25,925	(159)
Overdue:
Until 3 months (1)	1,251	(224)	2,285	(208)	1,050	(217)	2,246	(200)
3 – 6 months	109	(67)	91	(50)	89	(64)	68	(43)
6 – 12 months	228	(190)	303	(277)	203	(186)	278	(274)
More than 12 months	8,821	(7,800)	8,125	(7,113)	4,646	(4,206)	4,492	(3,950)
Total	36,867	(8,414)	44,440	(7,811)	25,284	(4,802)	33,009	(4,626)

(1) On January 10, 2024, Petrobras received from Carmo Energy the last installment in the amount of US$298 million, including adjustments and late payment charges due, relating to the sale of the Carmópolis Complex, due on December 20, 2023.

9.3.	Changes in provision for expected credit losses - third parties and related parties
	Consolidated		Parent Company
	2024	2023	2024	2023
	Jan-Sep	Jan-Sep	Jan-Sep	Jan-Sep
Opening balance	7,821	8,015	4,636	4,652
Additions	583	549	542	485
Reversals	(314)	(205)	(305)	(205)
Write-offs	(61)	(212)	(59)	(209)
Cumulative translation adjustment	397	(131)	−	−
Closing balance	8,426	8,016	4,814	4,723
Current	1,367	1,392	1,136	1,211
Non-current	7,059	6,624	3,678	3,512
10.	Inventories
	Consolidated
	09.30.2024	12.31.2023
Crude oil	16,100	16,341
Oil products	12,176	10,631
Intermediate products	2,896	3,076
Natural gas and LNG (1)	725	379
Biofuels	104	61
Fertilizers	7	7
Total products	32,008	30,495
Materials, suppliers and others	8,536	6,689
Total	40,544	37,184
(1) Liquefied Natural Gas.

Consolidated inventories are presented net of losses for adjustment to their net realizable value, these adjustments being mainly due to fluctuations in international oil prices and their oil products and, they are recognized in the statement of income for the period as cost of sales. In the nine-month period ended September 30, 2024, the Company recognized a R$ 206 reversal of cost of sales, adjusting inventories to net realizable value (R$ 26 in the nine-month period ended September 30, 2023).

At September 30, 2024, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of R$ 5,095.

11.	Trade payables
	Consolidated		Parent Company
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Third parties in Brazil	19,416	17,544	18,291	16,376
Third parties abroad	9,187	5,691	5,033	2,705
Related parties (note 28.1)	266	67	10,106	7,568
Total	28,869	23,302	33,430	26,649

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

27

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

As of September 30, 2024, the balance advanced by suppliers, within the scope of the program, is R$ 684 (R$ 534 as of December 31, 2023) and has a payment term from 4 to 92 days and a weighted average term of 55 days (payment term from 7 to 92 days and a weighted average term of 57 days in 2023), after the contracted commercial conditions have been met.

12.	Taxes
12.1.	Income taxes
	Consolidated
	Current assets		Current liabilities		Non-current liabilities
	09.30.2024	12.31.2023	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Taxes in Brazil
Income taxes	3,180	963	3,237	4,788	−	−
Income taxes – Tax settlement programs	−	−	298	283	1,295	1,446
	3,180	963	3,535	5,071	1,295	1,446
Taxes abroad	27	92	2,777	1,224	−	−
Total	3,207	1,055	6,312	6,295	1,295	1,446

Reconciliation between statutory income tax rate and effective income tax rate

The reconciliation of taxes calculated according to nominal rates and the amount of registered taxes are shown below:

		Consolidated
	2024	2023
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Net income (loss) before income taxes	44,901	76,496	37,786	136,485
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(15,267)	(26,009)	(12,847)	(46,405)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	1,809	4,417	1,621	4,586
Different jurisdictional tax rates for companies abroad	1,228	3,908	1,447	2,042
Brazilian income taxes on income of companies incorporated outside Brazil (1)	48	(669)	(594)	(1,612)
Tax incentives	116	153	170	553
Tax loss carryforwards (unrecognized tax losses) (2)	43	467	12	(77)
Non-taxable income (non-deductible expenses), net	122	187	(23)	5
Enrollment to the tax settlement program (3)	53	(780)	−	−
Post-employment benefits	(712)	(4,157)	(451)	(1,347)
Results of equity-accounted investments in Brazil and abroad	43	(559)	(423)	(398)
Non-incidence of income taxes on indexation (SELIC interest rate) of undue paid taxes	263	511	58	159
Others	29	6	4	12
Income taxes	(12,225)	(22,525)	(11,026)	(42,482)
Deferred income taxes	(2,595)	4,630	1,505	(5,996)
Current income taxes	(9,630)	(27,155)	(12,531)	(36,486)
Effective tax rate of income taxes	27.2%	29.4%	29.2%	31.1%
(1) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(2) Petrobras recognized tax loss and negative social contribution basis of a subsidiary in the amount of R$ 265, within the scope of the incentivized self-regularization program for taxes administered by the Brazilian Federal Revenue Service (Law No. 14,740/23 and Normative Instruction No. 2,168/23), to settle a debt in the amount of R$560, of which R$295 in cash.
(3) For more information, see note 12.3.

Deferred income taxes - non-current

The table below shows the movement in the periods:

	Consolidated		Parent Company
	2024	2023	2024	2023
	Jan-Sep	Jan-Sep	Jan-Sep	Jan-Sep
Opening balance	(48,148)	(30,878)	(59,000)	(42,511)
Recognized in income of the period	4,630	(5,996)	4,861	(5,752)
Recognized in shareholders’ equity	9,123	(9,043)	9,133	(8,887)
Cummulative Translation Adjustment	190	(53)	−	−
Use of tax credits	(28)	−	−	−
Others	(6)	(46)	1	(49)
Final balance	(34,239)	(46,016)	(45,005)	(57,199)

The table below shows the composition and basis for realization of deferred tax assets and liabilities:

Consolidated

28

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Nature	Basis for realization	09,30,2024	12,31,2023
Property, plant and equipment - Cost of prospecting and dismantling areas	Depreciation, Amortization and Write-off of Assets	(26,659)	(30,480)
Property, plant and equipment – Impairment	Amortization, Write-off of Assets and Impairment Reversal	18,678	20,348
Property, plant and equipment – Right of use	Depreciation, Amortization and Write-off of Assets	(46,624)	(45,359)
Property, plant and equipment – Depreciation, accelerated and linear x unit produced and capitalized charges	Depreciation, Amortization and Write-off of Assets	(97,727)	(90,939)
Loans, accounts receivable / payable and financing	Payments, Receipts and Consideration	269	(12,001)
Leases	Appropriation of consideration	51,965	44,733
Provision for decomissioning costs	Payment and reversal of the provision	38,299	38,779
Provision for lawsuits	Payment and reversal of the provision	5,171	4,617
Tax losses	Compensation of 30% of taxable income	6,061	5,517
Inventories	Sale, Write-Off and Loss	2,140	1,988
Employee benefits, mainly pension plan	Payment and reversal of the provision	9,776	9,856
Others		4,412	4,793
Total		(34,239)	(48,148)
Deferred income taxes – assets		5,338	4,672
Deferred income taxes – liabilities		(39,577)	(52,820)

Uncertain treatments on Corporate Income Tax (CIT)

In 2023 and 2024, the Company received additional charges from the Dutch tax authority, due to a final assessment on the calculation of the Corporate Income Tax (CIT) of subsidiaries in the Netherlands from 2018 to 2020, arising from the valuation for tax purposes of platforms and equipment nationalized under the Repetro tax regime, in the amount of R$ 2,822 (US$ 518 million), considering the compensation of available credits and the update through September 30, 2024 by applicable interest rate.

Tax treatments of certain subsidiaries from 2020 to 2023 have not yet been assessed by this tax authority. Any charges by the Dutch tax authority for those years, on a similar basis to the periods already assessed, could reach the amount of R$ 1,340 (US$ 246 million). Thus, the total amount of these uncertain tax treatments is R$ 4,162 (US$ 764 million), updated through September 30, 2024 by applicable interest rates.

The Company continues to defend its position but understands that it is not probable that the tax authority will fully accept this tax treatment. Thus, in the second quarter of 2023, a liability was recognized with a corresponding effect in income taxes within the statement of income in 2023, by means of the expected value method, constituted by the sum of amounts weighted by the probability of loss, which was monetarily updated until September 2024.

12.2.	Other taxes

Consolidated

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	09.30.2024	12.31.2023	09.30.2024	12.31.2023	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Taxes in Brazil:
Current/Deferred VAT Rate (VAT)	3,410	2,868	2,970	2,939	5,291	4,997	−	−
Current/Deferred PIS and COFINS	6,347	1,470	13,845	13,923	2,767	1,282	775	684
PIS and COFINS - Law 9,718/98	−	−	3,625	3,549	−	−	−	−
Production taxes/Royalties	−	−	−	−	9,535	10,139	592	702
Withholding income taxes	−	−	−	−	539	1,317	−	−
Tax settlement programs (2)	−	−	−	−	4,166	−	−	−
Others	275	279	1,817	1,402	2,133	2,142	452	435
Total in Brazil	10,032	4,617	22,257	21,813	24,431	19,877	1,819	1,821
Taxes abroad	44	31	97	48	53	291	−	−
Total	10,076	4,648	22,354	21,861	24,484	20,168	1,819	1,821
((1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.
((2) For more information, see note 12.3.

12.3.	Enrollment to the tax settlement program

In June 2024, Petrobras enrolled to a Transaction Notice (Edital de Transação PGFN-RFB 6/2024) published in the same month by the Attorney General's Office of the Brazilian National Treasury (PGFN) and the Brazilian Federal Revenue (RFB), for the settlement of relevant litigation related to the taxation of remittances abroad, arising from the bipartition of the legal transaction agreed in a chartering contract for vessels and platforms, and in another contract for services.

The Transaction Notice provides for the settlement of debts under dispute relating to the taxation of CIDE, PIS and COFINS, from 2008 to 2013, whose updated amount at the enrollment date on June 28, 2024 is R$ 44,957. The balance of the contingent liability related to the taxation of remittances abroad, which includes the debts relating to the taxation of CIDE, PIS and COFINS, was disclosed in the financial statements of December 31, 2023, note 19.3.

29

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The enrollment to this program brings economic benefits, as maintaining the discussions would imply a financial effort to provide and maintain judicial guarantees related to the Negotiated Legal Proceeding (NJP) agreed with the PGFN, in addition to other procedural costs and expenses.

The program provided for a 65% discount on the total amount of the debt, after converting judicial deposits into definitive payment. Therefore, on June 28, 2024, CIDE, PIS and COFINS liabilities were recognized in the amount of R$19,849. The settlement of this tax liability was defined as follows:

•	use in June 2024 of judicial deposits related to the debts to be settled through this program, in the amount of R$ 6,653;
•	use of tax loss carryforwards of subsidiaries in June 2024, in the amount of R$ 1,294;
•	payments totaling R$ 7,817, of which R$ 3,571 upon enrollment in June 2024 and R$ 4,246 in the third quarter of 2024 referring to 3 of the 6 monthly and successive installments scheduled for payment until December 2024, updated by the Selic rate.

The calculation of the liability, registered in Taxes and Contributions, related to this transaction is presented as follows:

09.30.2024
Enrolling to the program	19,849
Use of judicial deposits	(6,653)
Use of tax credit from subsidiaries	(1,294)
Payment upon enrollment and of the monthly installments (cash effect)	(7,817)
Monetary update	81
Balance at September 30, 2024	4,166

As part of this tax transaction is related to projects in which the company operates in partnership in E&P consortia, Petrobras started with negotiations with the partners for the reimbursement of the corresponding amounts to their respective interests, in the expected amount of R$ 2,581, being:

•	R$ 2,400 recognized between June 2024 and September 2024 referring to consortia that approved the enrollment to the transaction until September 30, 2024, of which R$ 1,867 were already received by Petrobras;
•	R$181 not yet recognized, arising from ongoing negotiations with consortia, being treated as contingent assets on September 30, 2024.

Effects of the tax transaction in the statement of income

Consolidated
Principal and fines	8,840
Indexation to the SELIC interest rate	11,009
Total debt enrolled in the tax settlement program	19,849
PIS and COFINS tax credits after enrolling the program (1)	(2,899)
Tax credit from subsidiaries	(1,294)
Indexation to the Selic interest rate of Judicial deposits, taxes over tax credits and others	1,383
Income taxes (2)	(4,961)
Effect in the statement of income before reimbursement of partners in joint ventures	12,078
Reimbursements approved by partners in joint ventures until September 30, 2024	(2,400)
Income taxes (2)	713
Total effect in the statement of income	10,391
Other taxes	3,673
Net finance income (expense)	10,966
Income taxes	(4,248)
Total effect in the statement of income	10,391

(1) Credits arising from debts included in the tax transaction after discounts, as provided for in the Transaction Notice, recorded in current assets.

(2) Tax effect of the tax transaction.

30

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and other managers. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	Consolidated
	09.30.2024	12.31.2023
Liabilities
Short-term employee benefits	10,748	9,615
Termination benefits	468	692
Post-retirement benefits	82,012	79,308
Total	93,228	89,615
Current	15,709	14,194
Non-current	77,519	75,421
Total	93,228	89,615

13.1.	Short-term employee benefits
	Consolidated
	09.30.2024	12.31.2023
Variable compensation program – Employees	2,039	2,246
Accrued vacation and christmas bonus	4,609	2,780
Salaries and related charges and other provisions	1,568	1,658
Profit sharing	2,532	2,931
Total	10,748	9,615
Current	10,583	9,412
Non-current (1)	165	203
Total	10,748	9,615

(1) Refers to the balance of the deferral for 4 years of the variable compensation program portion of the administrators and executive managers.

The company recognized the following amounts in the income statement:

		Consolidated
	2024		2023
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Costs/Expenses in the statement of income
Salaries, vacation, christmas bonus, charges over provisions and others	(5,282)	(14,779)	(4,502)	(12,622)
Variable compensation program (1)	(976)	(1,888)	(981)	(2,355)
Profit sharing (1)	(911)	(2,488)	(198)	(536)
Manager compensations and charges	(15)	(52)	(16)	(45)
Total	(7,184)	(19,207)	(5,697)	(15,558)
(1) Includes complement/reversion of previous programs.
13.1.1.	Variable compensation programs

Performance award programs (Programa de Prêmio por Performance - PPP and Programa de Prêmio por Desempenho - PRD)

In the period from January to September 2024, Petrobras:

•	paid the amount of R$ 2,094 (R$ 1,700 in the parent company) related to the performance award programs, considering compliance with the company's performance metrics and the individual performance of employees; and
•	provisioned the amount of R$ 1,888 (R$ 2,347 for the PPP in the period from January to September 2023), recorded in other operating expenses, including the variable remuneration of Petrobras and other programs of the consolidated companies. At the parent company, the provision was R$ 1,521 (R$ 2,040 for the PPP in the period from January to September 2023).

Profit Sharing (Participações nos lucros ou resultados - PLR)

In the period from January to September 2024, Petrobras:

•	paid the amount of R$ 2,913 (R$ 2,828 in the parent company) related to the profit sharing, considering the rules and individual limits according to the remuneration of each employee; and
•	provisioned the amount of R$ 2,488 (R$ 537 in the period from January to September 2023), recorded in other operating expenses. At the parent company, the provision was R$ 2,426 (R$ 512 in the period from January to September 2023).

31

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.2.       Termination benefits

These are those provided by the termination of the employment contract as a result of: i) the entity's decision to terminate the employee's employment relationship before the normal retirement date; or ii) employee's decision to accept an offer of benefits in exchange for termination of employment.

Voluntary severance programs

The company has voluntary termination programs (PDV), incentive retirement (PAI), specific termination programs for the corporate segment and for employees assigned to units in the process of divestment, which basically provide for the same legal and indemnity benefits. Currently, the programs are closed for enrollment.

Recognition of the provision for expenses occur as employees enroll to the programs.

The Company disburses the severance payments in two installments, one at the time of termination and the remainder one year after the termination.

As of September 30, 2024, from the balance of R$ 468, R$ 20 refers to the second installment of 77 retired employees and R$ 448 refers to 755 employees enrolled in voluntary severance programs with expected termination by 2027.

13.3.       Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents (“Saúde Petrobras”), and five major post-employment pension plans (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	Consolidated
	09.30.2024	12.31.2023
Liabilities
Health Care Plan: AMS Saúde Petrobras	49,256	46,772
Petros Pension Plan - Renegotiated (PPSP-R)	20,422	20,437
Petros Pension Plan - Non-renegotiated (PPSP-NR)	6,528	6,479
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	2,602	2,513
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	2,323	2,234
Petros 2 Pension Plan (PP-2)	881	873
Total	82,012	79,308
Current	4,979	4,392
Non-current	77,033	74,916

Health Care Plan

The health care plan, named AMS (Saúde Petrobras), is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan and of the collective bargaining agreement, and is open to new employees.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses are provided for in the rules of the plan and in the Collective Bargaining Agreement (ACT), being 60% by the Company and 40% by the participants until March 31, 2024.

The clause 37, paragraph 2 of the collective bargaining agreement stated that, if the resolutions No. 42/2022 and No. 49/2023 of the Commission on Corporate Governance and the Administration of Corporate Holdings of the Brazilian Federal Government (Comissão de Governança Corporativa e de Administração de Participações Societárias da União – CGPAR) were revoked or amended, allowing adjustments in the cost-sharing of health care plans, the Company and the labor unions would discuss a new cost-sharing arrangement, in order to minimize the impact on the income of its beneficiaries, according to the costing relationship historically adopted by Petrobras.

On April 26, 2024, the aforementioned resolutions were revoked and, for this reason, the Company and the unions entered into an agreement, in June 2024, via amendment to the current collective bargaining agreement, to resume the costing relationship previously practiced, with 70% covered by Petrobras and 30% by the beneficiaries, effective since April 2024. Due to this change, the Company carried out an intermediate remeasurement of the actuarial liabilities of this plan.

32

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Intermediate remeasurement of the health care plan

The intermediate remeasurement of this post-employment plan made in the second quarter of 2024 resulted in a R$ 127 increase in actuarial liabilities, as follows: (i) a R$ 6,955 expense within other income and expenses, due to the change in the benefit costing; (ii) a R$ 6,828 gain within other comprehensive income due to the revision of actuarial assumptions, mainly the increase in the discount rate applied to actuarial liability, from 5.45% as of December 31,2023 to 6.48% as of June 30 2024, and to the reduction in the estimated change in medical and hospital medical costs, from 13.11% as of December 31,2023 to 12.70% as of June 30,2024.

The other actuarial assumptions used to carry out the interim actuarial valuation in the 2nd quarter of 2024, compared to those adopted in the actuarial valuation of December 2023, were not updated.

13.3.1 Sensitivity analysis of the defined benefit plan – Health Care

The effect of a 1 p.p. change in the assumed discount rate and the medical cost variation rate is established as follows:

	Consolidated
	Discount rate		Rate of variation in medical and hospital costs
	+ 1 p.p.	- 1 p.p.	+ 1 p.p.	- 1 p.p.
Actuarial obligation	(4,983)	6,071	6,755	(5,576)
Service cost and interests	(137)	165	485	(392)

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation (Fundação Petrobras de Seguridade Social), a nonprofit legal entity governed by private law with administrative and financial autonomy.

The net obligation with pension plans recorded by the Company is measured in accordance with the requirements of IFRS which has a different measurement methodology to that applicable to pension funds, regulated by the Post-Retirement Benefit Federal Council (Conselho Nacional de Previdência Complementar – CNPC).

On March 28, 2024, the Deliberative Council of Petros Foundation approved the financial statements of the pension plans for the year ended December 31, 2023, sponsored by the Company.

The following table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2023 with the net actuarial liability registered by the Company at the same date:

	PPSP-R (1)	PPSP-NR (1)
Deficit registered by Petros	1,708	487
Ordinary and extraordinary future contributions – sponsor	22,925	6,743
Contributions related to the TFC – sponsor	3,831	2,307
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(5,514)	(824)
Net actuarial liability recorded by the Company	22,950	8,713
(1) It includes the balance of PPSP-R Pre-70 and PPSP-NR Pre-70.

• Sponsor Contributions – according to the CNPC criteria, the calculation of the obligation in Petros considers, besides the future cash flow of the participants, the future cash flow of normal and extraordinary sponsor contributions, discounted to present value, while the Company, according to the CVM criteria, only considers such sponsor cash flows as they are made.

• Financial Assumptions - The main difference lies in the definition of the real interest rate established by Petros according to the expected profitability of the current investment portfolios and the parameters published by Previc (CNPC), considering a moving average of recent years in setting safety limits. On the other hand, in the Company's calculations, it involves the real interest rates determined through an equivalent rate that combines the maturity profile of pension and healthcare obligations with the future yield curve of longer-term Brazilian government securities (Treasury IPCA, formerly known as NTN), observing spot position at the end of the closing exercise considered.

• Adjustment to the value of plan's backing assets - In Petros, the government securities, with the portfolio immunization strategy, are marked on the curve, while in the Company, they are marked at market value.

33

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.3.2 Amounts in the financial statements related to defined benefit plans

The net actuarial liability represents the company's obligations, net of the fair value of plan assets (when applicable), at present value.

The movement of obligations with pension and health plans with a defined benefit feature is shown below:

					Consolidate
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2023	22,950	8,713	873	46,772	79,308
Recognized in the Statement of Income	1,599	608	57	11,250	13,514
Past service cost				6,955	6,955
Current service cost	28	8	−	826	862
Net interest	1,571	600	57	3,469	5,697
Recognized in Equity - other comprehensive income	−	−	−	(6,828)	(6,828)
Remeasurement: actuarial (gains)/losses (2)	−	−	−	(6,828)	(6,828)
Cash effects	(1,525)	(472)	(49)	(1,938)	(3,984)
Contributions paid	(1,452)	(435)	(49)	(1,938)	(3,874)
Payments related to Term of financial commitment (TFC)	(73)	(37)	−	−	(110)
Other changes	−	2	−	−	2
Balance at September 30, 2024	23,024	8,851	881	49,256	82,012
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) Effects of the intermediate remeasurement on the health care plan, which changed the benefit costing.

	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2022	20,297	7,198	850	30,330	58,675
Recognized in the Statement of Income	1,831	634	113	3,192	5,770
Current service cost	41	9	39	540	629
Net interest	1,790	625	74	2,652	5,141
Recognized in Equity - other comprehensive income	570	−	−	−	570
Remeasurement: actuarial (gains)/losses (2)	570	−	−	−	570
Cash effects	(1,418)	(418)	(27)	(1,542)	(3,405)
Contributions paid	(1,347)	(389)	(27)	(1,542)	(3,305)
Payments related to Term of financial commitment (TFC)	(71)	(29)	−	−	(100)
Other changes	2	1	−	−	3
Balance at September 30, 2023	21,282	7,415	936	31,980	61,613
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It relates to a complement of 2022.

The net expense with pension and health care plans is presented below:

34

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses) (2)	(127)	(29)	(12)	(3,207)	(3,375)
Related to retirees (other income and expenses) (3)	(1,472)	(579)	(45)	(8,043)	(10,139)
Net costs for Jan-Sep/2024	(1,599)	(608)	(57)	(11,250)	(13,514)
Related to active employees (cost of sales and expenses)	(175)	(34)	(52)	(1,121)	(1,382)
Related to retirees (other income and expenses)	(1,656)	(600)	(61)	(2,071)	(4,388)
Net costs for Jan-Sep/2023	(1,831)	(634)	(113)	(3,192)	(5,770)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It includes the effects of the intermediate remeasurement on the health care plan, which changed the benefit costing by R$ 1,566.
(3) It includes the effects of the intermediate remeasurement on the health care plan, which changed the benefit costing by R$ 5,389.

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(42)	(10)	(3)	(524)	(579)
Related to retirees (other income and expenses)	(490)	(193)	(15)	(992)	(1,690)
Net costs for Jul-Sep/2024	(532)	(203)	(18)	(1,516)	(2,269)
Related to active employees (cost of sales and expenses)	(59)	(11)	(16)	(373)	(459)
Related to retirees (other income and expenses)	(551)	(202)	(20)	(690)	(1,463)
Net costs for Jul-Sep/2023	(610)	(213)	(36)	(1,063)	(1,922)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

13.3.3. Contributions

In the nine-month period ended September 30, 2024, the Company contributed with R$ 3,984 (R$ 3,405 in the same period of 2023), to the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 13.3.2). Additionally, it contributed R$ 887 (R$ 782 in the nine-month period ended September 30, 2023) to the defined contribution portion of the PP2 plan and R$7 to the PP3 plan (R$7 in the nine-month period ended September 30, 2023), which were recognized in costs and results for the period.

14.	Provisions for legal proceedings, judicial deposits and contingent liabilities

14.1 Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings based on the best estimate of the costs for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees.
•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits; (iii) claims for alleged non-payment of social security contributions on allowances and bonuses; (iv) claims for alleged non-payment of VAT Tax (ICMS) on property, plant and equipment tax credits; and (v) claims for alleged non-payment of CIDE on imports of propane and butane.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) legal and arbitration proceedings that discuss disposal of assets carried out by Petrobras; and (iii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

35

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Provisions for legal proceedings are set out as follows:

	Consolidated
Non-current liabilities	09.30.2024	12.31.2023
Labor claims	3,941	3,902
Tax claims	2,420	2,633
Civil claims	9,731	7,813
Environmental claims	1,675	1,652
Total	17,767	16,000
	Consolidated
	2024 Jan-Sep	2023 Jan-Sep
Opening Balance	16,000	15,703
Additions, net of reversals	2,063	1,916
Use of provision	(2,631)	(2,175)
Accruals and charges	2,234	1,417
Others	101	(11)
Closing balance	17,767	16,850

In preparing its unaudited condensed consolidated interim financial statements for the nine-month period ended September 30, 2024, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In the period from January to September 2024, the increase in liabilities mainly arises from changes occurring in the following cases: (i) R$ 1,047 in the provision for civil disputes involving contractual issues; (ii) R$638 in the provision for civil litigation involving the sale of assets; (iii) R$174 in the provision relating to labor claims, offset by (iv) a reduction of R$178 relating to the charge for CIDE Fuels - Import of butane/propane.

14.2 Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	09.30.2024	12.31.2023
Tax	49,401	51,350
Labor	4,786	4,739
Civil	15,831	14,411
Environmental	794	555
Others	−	335
Total	70,812	71,390

	Consolidated
	2024 Jan-Sep	2023 Jan-Sep
Opening Balance	71,390	57,671
Additions	4,301	5,511
Use (1)	(7,632)	(389)
Accruals and charges	2,707	4,436
Others	46	(16)
Closing balance	70,812	67,213

(1) It includes, in the nine-month period ended September 30, 2024, R$ 6,653 referring to the nominal values of deposits used when enrolling to the tax settlement program on the incidence of CIDE, PIS and Cofins on remittances abroad under a vessel and platform charter agreement as detailed in note 12.

In the period from January to September 2024, the company made net reversal judicial deposits in the amount of R$4,301, with emphasis on the deposits and the nature of the related contingencies: (i) R$1,568 referring to the incidence of PIS and COFINS on tax amnesty programs; (ii) R$ 1,534 referring to government participation values related to the unification of production fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça), and (iii) R$ 1,237 referring to the incidence of CIDE, PIS and COFINS related to chartering of platforms. These effects were partially offset by: (iv) R$638 referring to the redemption of judicial deposits on the recalculation of government participation (royalties and special participation) related to oil production in the Jubarte field.

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding R$ 200, which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of September 30, 2024, the balance of production capacity held in guarantee in the NJP is R$ 11,994 (R$ 38,714 on December 31, 2023), whose reduction is due to the Company's enrollment to the tax settlement program in June 2024.

36

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

14.3 Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of September 30, 2024, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

	Consolidated
Nature	09.30.2024	12.31.2023
Tax	131,318	180,040
Labor	39,922	49,138
Civil	60,137	55,458
Environmental	7,911	6,910
Total	239,288	291,546

The main contingent liabilities are:

•	Tax matters comprising: (i) income from foreign subsidiaries and associates not included in the computation of taxable income (IRPJ and CSLL); (ii) disapproval of PIS and COFINS tax compensation due to credit disallowance; (iii) withholding income tax (IRRF) on remittances for payments of vessel charters; (iv) collection of IRPJ and CSLL on transfer price; (v) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; (vi) collection of ICMS involving several states; and (vii) incidence of social security contributions on the payment of bonuses.
•	Labor matters, comprising: (i) mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (ii) several labor claims.
•	Civil matters comprising mainly: (i) lawsuits related to contracts; (ii) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several oil fields, including unitization of deposits and reservoirs; (iii) collective and individual claims that discuss topics related to pension plans managed by Petros; (iv) regulation agencies fines, mainly ANP; and (v) judicial and arbitration proceedings that discuss disposal of assets carried out by Petrobras.
•	Environmental matters comprising indemnities for damages and fines related to the Company operations.

In the period from January to September 2024, the decrease in contingent liabilities is mainly due to: (i) R$ 44,957 referring to the incidence of CIDE and PIS/COFINS from 2008 to 2013 related exclusively to platform charter processes that were the subject of the tax transaction detailed in explanatory note 12.3 (Enrollment to the Tax Transaction); (ii) R$ 14,502 for the transfer for remote loss relating to the infraction notice for the collection, through joint and several liability, of customs taxes and fines resulting from the import of goods under the Repetro regime, for use in the Frade consortium; (iii) R$ 9,657 referring to collective actions that require the review of the methodology for calculating the Minimum Remuneration Supplement by Level and Regime (RMNR); (iv) R$564 referring to Special Customs Regimes notices and (v) R$557 referring to ICMS Tax on the circulation of materials held by third parties. These decreases were mainly offset by: (vi) R$ 2,372 relating to the collection of ICMS Tax related to State Funds; (vii) R$ 2,221 referring to administrative and judicial proceedings discussing differences in special participation and royalties in different oil fields, including unification of deposits and reservoirs; (viii) R$ 3,834 referring to the charge on crediting of ICMS Tax - Monofasia levied on the acquisition of goods; (ix) R$ 1,302 referring to civil disputes involving contractual issues; (x) R$ 1,237 referring to compensation action involving reparations for environmental damage to fishermen; (xi) R$927 referring to actions on supplementary pension plans managed by Petros; (xii) R$787 referring to the incidence of PIS and COFINS on tax amnesty programs; (xiii) R$418 relating to processes involving labor complaints; (xiv) R$401 referring to fines from regulatory agencies; and (xv) R$400 relating to the collection of Corporate Income Tax and Social Contribution Tax on transfer prices.

14.3.1	Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

There are lawsuits related to the Minimum Compensation Based on Employee's Position and Work Schedule (RMNR), with the objective of reviewing its calculation criteria.

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This policy was created through collective bargaining with union entities and was approved at employee meetings, being finally put into practice by Petrobras in 2007, but started being the subject of lawsuits three years after its implementation.

In 2018, the Brazilian Superior Labor Court (TST) ruled against the Company, which filed extraordinary appeals to the Brazilian Supreme Federal Court (STF), suspending the effects of the decision issued by the TST and determined the national suspension of the ongoing proceedings related to the RMNR.

37

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In July 2021, a monocratic decision was published in which the STF’s Judge-Rapporteur granted an extraordinary appeal filed, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions, reversing the decision of the TST.

In November 2023, the First Panel of the Supreme Federal Court decided in favor of the Company (with 3 votes against 1), confirming that there is an understanding of recognizing the merit of the collective bargaining agreement signed between the companies and the unions. In January 2024, the ruling was published by the STF. Against this ruling, the complainant and union entities filed an appeal for clarification, which were not recognized by unanimous decision of the first Panel of the Supreme Court, maintaining the decision in favor of Petrobras. This decision was published in March 2024, becoming final and unappealable. The Company monitors the application of the Supreme Federal Court decision in the lower courts.

The Company has been adjusting the expectation of loss, according to the decisions in which the understanding of the STF applies, and monitors the evolution of the subject in the TST for possible future changes in the amounts and expectations of this litigation.

As of September 30, 2024, the balance of provisions for legal proceedings regarding RMNR amounts to R$ 587, classified as probable loss, while the contingent liabilities amount to R$ 30,638, classified as possible loss.

14.4 Class action and related proceedings

14.4.1 Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors. On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action.

On July 26, 2023, the Court issued an intermediary decision on the merits in which provided the following understanding: (i) the requests made against PIB BV, PO&G and certain former members of the Company’s management were rejected; (ii) the Court declared that Petrobras and the PGF acted illegally in relation to their investors, although the Court expressed it does not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourger laws to definitively decide on the merits of the action; and iii) the alleged rights under Spanish legislation are prescribed.

Regarding the aspects of Brazilian, Argentine and Luxembourger laws considered relevant to the sentence, the Court ordered the production of technical evidence by Brazilian and Argentine experts and by Luxembourger authorities.

On October 30, 2024, after the parties' comments on the technical evidence, the Court issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

Therefore, the Court rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the Court confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, POG BV and the former CEOs of Petrobras, Maria das Graças Silva Foster and José Sérgio Gabrielli de Azevedo; and (ii) prescription of requests formulated in accordance with Spanish legislation.

The rule issued by the Court on October 30, 2024 is subject to appeal.

Even in relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions mentioned above.

38

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch courts, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Court and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the value and duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to deny the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the Brazilian Supreme Federal Court.

Petrobras and its subsidiaries deny the allegations made by the Foundation and will continue to defend themselves vigorously.

14.4.2 Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the Lava Jato Operation. The Company is unable to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company is unable to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked, on October 21, 2021, the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. After carrying out the steps determined by the Court of Appeals, on May 30, 2023, the lower court denied the recognition of immunity from jurisdiction to Petrobras. Petrobras filed an appeal against this decision, which was recognized by the Court of Appeals on April 18, 2024. However, the Association filed a new appeal. The Court of Appeals had already recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also the subject of an appeal upheld by the Court of Appeals on September 15, 2022, recognizing the Association the right to represent financial consumers. The Company presented its defense, as well as other procedural defenses, still subject to assessment by the Argentine Court of Appeals. This criminal action is being processed before the Economic Criminal Court No. 2 of the City of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish a “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil para su Defensa before the Commercial Court, there are no developments in the nine-month period ended September 30, 2024.

14.4.3.	Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses (which was recorded in 2022 as provisions for legal proceedings) but denied the motion for summary judgment with respect to damages, whereby the award of compensation will be subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, whose effects were recognized in the Company's financial statements in 2022, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, when an appeal was filed with the Federal Court of Appeals for the District of Columbia, which was denied in June 2024. Petrobras then submitted a request to review the issue, which was rejected on July 24, 2024. As a result, the process, which had been suspended by the lower court judge on October 26, 2022 due to the filing of the appeal by Petrobras, resumed its course and scheduled the beginning of the trial hearing for March 31, 2025.

39

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

On August 26, 2022, on another procedural front initiated by the EIG, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands. This granting was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit. For the purpose of this injunction, the District Court of Amsterdam limited EIG's claims to a total of US$ 297.2 million, although the US Court ruled that any award of damages would depend on evidence of damages by EIG at a trial hearing. There are some discussions about the scope of the assets blocked by EIG, but there is no related lawsuit pending in the Netherlands. This precautionary block does not prevent Petrobras and its subsidiaries from complying with their obligations to third parties.

14.4.4 Arbitrations proposed by non-controlling Shareholders in Brazil

In one of the arbitrations being processed before the Market Arbitration Chamber of the Brazilian Stock Exchange (B3), a final arbitration award was handed down in favor of Petrobras. This arbitration was initiated by an association and was intended to be collective, trying to encompass all Petrobras shareholders who acquired shares on B3 between January 22, 2010 and July 28, 2015. The ruling extinguished the arbitration process, understanding that, due to Law No. 7,913/89, an association does not have the legitimacy to act as a substitute for shareholders. In other arbitrations proposed by non-controlling shareholders in Brazil, there were no relevant changes in the nine-month period ended September 30, 2024.

For more information, see explanatory note 19.5 to the financial statements for the year ended December 31, 2023.

15.	Provision for decommissioning costs

The following table details the amount of the decommissioning provision by production area:

	Consolidated
	09.30.2024	12.31.2023
Onshore	2,240	2,162
Shallow Waters	28,550	30,274
Deep and ultra-deep post-salt	50,393	52,638
Pre-salt	28,041	27,256
Total	109,224	112,330
Current	9,267	9,837
Non-current	99,957	102,493

	Consolidated
	2024	2023
	Jan-Sep	Jan-Sep
Opening balance	112,330	97,048
Adjustment to provision	370	109
Transfers related to liabilities held for sale (1)	(1,729)	(31)
Use of provisions	(5,720)	(4,085)
Interest accrued	3,915	3,145
Others	58	(20)
Total	109,224	96,166

(1) It refers to the transfer of R$ 1,729 related to the Cherne cluster, in Rio de Janeiro state.

40

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

16.	Other assets and liabilities
Assets	Consolidated		Parent Company
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Escrow account and/ or collateral	5,714	4,885	5,623	4,786
Advances to suppliers	12,881	8,783	14,556	10,529
Prepaid expenses	2,237	2,192	1,917	1,622
Derivatives transactions	675	443	321	331
Assets related to E&P partnerships	1,820	1,235	4,663	4,237
Others	1,352	1,274	1,092	978
Total	24,679	18,812	28,172	22,483
Current	9,575	7,603	12,093	10,253
Non-Current	15,104	11,209	16,079	12,230

Liabilities	Consolidated		Parent Company
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Obligations arising from divestments	5,489	5,811	5,486	5,807
Contractual retentions	3,682	3,468	3,568	3,363
Advances from customers	1,606	3,350	1,331	2,027
Provisions for environmental expenses, R&D and fines	3,662	3,426	3,371	3,167
Other taxes	1,819	1,821	1,819	1,821
Unclaimed dividends	1,747	1,630	1,747	1,630
Derivatives transactions	687	299	544	249
Obligations arising from acquisition of equity interests	797	753	797	753
Various creditors	542	666	540	663
Others	2,565	2,531	2,239	2,444
Total	22,596	23,755	21,442	21,924
Current	13,230	14,596	11,717	12,252
Non-Current	9,366	9,159	9,725	9,672

17.	Property, plant and equipment

17.1 By class of assets

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2023	13,006	282,776	104,166	195,745	147,081	742,774	759,569
Accumulated cost	22,434	572,111	152,344	362,175	217,033	1,326,097	1,279,761
Accumulated depreciation and impairment (4)	(9,428)	(289,335)	(48,178)	(166,430)	(69,952)	(583,323)	(520,192)
Additions	1	1,408	52,642	376	23,801	78,228	79,714
Additions to / review of estimates of decommissioning costs	−	−	−	327	−	327	322
Capitalized borrowing costs	−	−	6,024	−	−	6,024	6,021
Write-offs	(36)	(379)	(1,180)	(22)	(143)	(1,760)	(1,843)
Transfers (5)	(39)	14,646	(20,882)	8,369	(88)	2,006	2,006
Transfers to assets held for sale	−	(100)	(25)	(558)	−	(683)	(674)
Depreciation, amortization and depletion	(289)	(19,660)	−	(14,934)	(23,854)	(58,737)	(60,652)
Impairment accrual (note 19)	−	−	(2)	−	−	(2)	(2)
Impairment reversal (note 19)	18	173	10	−	66	267	66
Cumulative translation adjustment	4	29	32	105	1	171	−
Balance at September 30, 2024	12,665	278,893	140,785	189,408	146,864	768,615	784,527
Accumulated cost	21,935	577,583	188,977	370,577	229,855	1,388,927	1,341,783
Accumulated depreciation and impairment (4)	(9,270)	(298,690)	(48,192)	(181,169)	(82,991)	(620,312)	(557,256)

41

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2022	13,241	287,740	77,424	200,537	100,240	679,182	699,786
Accumulated cost	22,659	550,097	124,904	352,617	154,805	1,205,082	1,158,091
Accumulated depreciation and impairment (4)	(9,418)	(262,357)	(47,480)	(152,080)	(54,565)	(525,900)	(458,305)
Additions	1	1,653	42,596	33	57,319	101,602	101,732
Additions to / review of estimates of decommissioning costs	−	−	−	35	−	35	−
Capitalized borrowing costs	−	−	4,583	−	−	4,583	4,583
Signature Bonuses Transfers (6)	−	−	−	82	−	82	82
Write-offs	(42)	(1,283)	(193)	(203)	(792)	(2,513)	(2,627)
Transfers (5)	(7)	12,487	(20,516)	9,085	−	1,049	886
Transfers to assets held for sale	(72)	(184)	(60)	(100)	−	(416)	(702)
Depreciation, amortization and depletion	(309)	(18,547)	−	(17,127)	(19,765)	(55,748)	(58,396)
Impairment- accrual (note 19)	−	(984)	(1,559)	(26)	−	(2,569)	(2,397)
Impairment- reversal (note 19)	7	71	−	−	137	215	215
Cumulative translation adjustment	(4)	(5)	(8)	(34)	5	(46)	−
Balance at September 30, 2023	12,815	280,948	102,267	192,282	137,144	725,456	743,162
Accumulated cost	22,165	559,248	148,486	360,018	204,613	1,294,530	1,247,938
Accumulated depreciation and impairment (4)	(9,350)	(278,300)	(46,219)	(167,736)	(67,469)	(569,074)	(504,776)

(1) Consisting of production platforms, refineries, thermoelectric plants, gas treatment units, pipelines and other operation, storage and production facilities, including subsea equipment for the production and disposal of oil and gas, depreciated using the units-of-production method.

(2) Balances by business segment are presented in Note 8.

(3) Consisting of exploration and production assets related to wells, abandonment of areas, signature bonuses associated with proved reserves and other direct expenses. linked to exploration and production, except assets classified under "Equipment and other assets".

(4) In the case of land and assets under construction, it refers only to impairment losses.

(5) Mainly includes transfers between asset types and transfers of advances to suppliers.

(6) Transfer of Intangible Assets.

Additions to assets under construction are mainly due to investments in the production development of the Búzios field and other fields in the Espírito Santo, Santos, and Campos basins. As for additions to right-of-use assets, they are related to the chartering of drilling rigs for E&P operations, vessels and to the chartering of the Regasification Vessel Sequoia, operating at the LNG Terminal in Bahia.

17.2 Estimated useful life

The useful life of assets depreciated are shown below:

Asset	Weighted average useful life in years
Buildings and improvement	40 (between 25 and 50)
Equipment and other assets	20 (3 to 31) (except assets by the units of production method)
Exploration and development costs	Units of production method
Right-of-use	8 (between 2 and 47)

17.3 Right-of-use assets

The right-of-use assets comprise the following underlying assets:

Consolidated					Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
09.30.2024
Accumulated cost	119,950	96,463	13,442	229,855	245,521
Accumulated depreciation and impairment	(29,307)	(49,080)	(4,604)	(82,991)	(88,733)
Total	90,643	47,383	8,838	146,864	156,788
12.31.2023
Accumulated cost	115,509	87,144	14,380	217,033	230,451
Accumulated depreciation and impairment	(23,254)	(42,584)	(4,114)	(69,952)	(74,424)
Total	92,255	44,560	10,266	147,081	156,027

17.4 Unitization agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga and Sururu.

42

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Provisions for equalizations (1)

Petrobras has an estimate of the amounts to be paid for the execution of the AIP submitted for approval by the ANP, whose movement is presented below:

	Consolidated and Parent Company
	2024 Jan-Sep	2023 Jan-Sep
Initial balance	2,238	2,122
Additions in Property, Plant and Equipment	618	123
Payments made	(6)	-
Other operating (income) expenses	157	197
Final balance	3,007	2,442
(1) Mainly Berbigão, Sururu and Agulhinha.

Closed agreements

In May 2024, the Agreement on Expenditure and Volume Equalization, provided for in the Brava AIP (Brava Shared Deposit), was signed. The amount paid by Petrobras to Pre-Sal Petroleo S.A. (PPSA) on June 24, 2024 was R$ 6.

17.5 Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the nine-month period ended September 30, 2024, the capitalization rate was 7.13% p.a. (6.93% p.a. for the nine-month period ended September 30, 2023).

43

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

18.	Intangible assets

18.1 By class of assets

	Consolidated				Parent Company
	Rights and Concessions (1)	Softwares	Goodwill	Total	Total
Balance at December 31, 2023	11,742	2,861	123	14,726	14,563
Accumulated cost	12,051	9,151	123	21,325	20,453
Accumulated amortization and impairment	(309)	(6,290)	−	(6,599)	(5,890)
Addition	114	795	−	909	882
Capitalized borrowing costs	−	40	−	40	40
Write-offs	(2)	(5)	−	(7)	(6)
Transfers	−	24	−	24	19
Amortization	(13)	(507)	−	(520)	(498)
Impairment accrual (note 19)	(1,239)	−	−	(1,239)	(1,239)
Cumulative translation adjustment	−	1	−	1	−
Balance at September 30, 2024	10,602	3,209	123	13,934	13,761
Accumulated cost	12,163	9,930	123	22,216	21,366
Accumulated amortization and impairment	(1,561)	(6,721)	−	(8,282)	(7,605)
Estimated useful life in years	(2)	5	Indefinite
	Consolidated				Parent Company
	Rights and Concessions (1)	Softwares	Goodwill	Total	Total
Balance at December 31, 2022	13,164	2,294	123	15,581	15,426
Accumulated cost	13,453	8,144	123	21,720	20,864
Accumulated amortization and impairment	(289)	(5,850)	−	(6,139)	(5,438)
Addition	735	656	−	1,391	1,377
Capitalized borrowing costs	−	49	−	49	49
Write-offs	(180)	(2)	−	(182)	(182)
Transfers	−	9	−	9	3
Signature Bonuses Transfers (3)	(82)	−	−	(82)	(82)
Amortization	(13)	(354)	−	(367)	(345)
Impairment accrual (note 19)	(1,796)	−	−	(1,796)	(1,796)
Balance at September 30, 2023	11,828	2,652	123	14,603	14,450
Accumulated cost	13,928	8,813	123	22,864	21,999
Accumulated amortization and impairment	(2,100)	(6,161)	−	(8,261)	(7,549)
Estimated useful life in years	(2)	5	Indefinite
(1) It comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.
(3) Transfer to PP&E Assets.

Blocks in the Pelotas basin - 4th Permanent Concession Offer Cycle

On December 13, 2023, Petrobras acquired the rights to explore and produce oil and natural gas in 29 blocks in the Pelotas basin in the 4th Permanent Concession Offer Cycle, carried out by the ANP.

On August 30, 2024, 26 contracts were signed in this offer cycle, with payment of a signature bonus, in the amount of R$ 108. Petrobras will act as operator of the 26 blocks, with 70% participation by Petrobras and 30 % of Shell.

44

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.	Impairment
		Consolidated
		2024		2023
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Income Statement
Impairment (losses) reversals	−	246	(386)	(2,348)
Exploratory oil and gas costs	(1,241)	(1,241)	(1,796)	(1,796)
Impairment of equity-accounted investments	(17)	74	37	45
Net effect within the statement of income	(1,258)	(921)	(2,145)	(4,099)
Losses	(1,262)	(1,289)	(2,192)	(4,402)
Reversals	4	368	47	303
Statement of financial position
Property, plant and equipment	(2)	265	(392)	(2,354)
Intangible	(1,239)	(1,239)	(1,796)	(1,796)
Assets held for sale	−	39	6	6
Investments	(17)	14	37	45
Net effect within the statement of financial position	(1,258)	(921)	(2,145)	(4,099)

The company assesses the recoverability of assets annually or when there is an indication of devaluation or reversal of impairment losses recognized in previous years. In the period from January to September 2024, net losses were recognized in income statement due to devaluation of assets, in the amount of R$921, highlighting:

•	Assessment of the economically unfeasible of the exploratory blocks C-M-657 and C-M-709, located in the Campos Basin. In October 2024, the administration approved the full and voluntary return of these blocks to the ANP, resulting in not carrying out the development of the respective projects and, consequently, the recognition of losses of R$ 1,241;
•	Approval of the return of operational activities at the Araucária Nitrogenados S.A. (ANSA) fertilizer plant, resulting in the recognition of the reversal of losses of R$201 in property, plant and equipment. The main estimates used in the cash flow projections to determine the value in use, for recoverability testing purposes, considered the forecast of ANSA's restart of operations in the second half of 2025 and the post-tax discount rate in constant currency of 7.70% p.a.;
•	Increase in the occupied area of the Torre Pituba building, which resulted in the recognition of a reversal of losses of R$66 in property, plant and equipment; and
•	Approval of the sale of the 18.8% interest in the share capital of the company UEG Araucária S.A. (UEGA), resulting in the reclassification of the investment to assets held for sale and its consequent evaluation at fair value less selling expenses, resulting in the recognition of reversal of losses of R$60.

In the period from January to September 2023, net losses due to devaluation were recognized in income statement, in the amount of R$ 4,099, highlighting the assessment of the recoverability of the 2nd Train of RNEST, which resulted in the recognition of losses due to devaluation in property, plant and equipment in the amount of R$ 1,858, mainly due to: (i) reassessment of the RNEST Project, with review of the scope of the logistics infrastructure project, impacting the increase in investments necessary for the implementation of the 2nd Train; (ii) increase in the discount rate to 7.4% p.a.; and (iii) reduction in the exchange rate of the US dollar, negatively impacting the value in use. Additionally, assessments carried out on exploratory assets indicated a reduction in the recoverable values of assets related to blocks C-M-210, C-M-277, C-M-344, C-M-346, C-M-411 and C-M-413, located in the pre-salt of Campos Basin, due to the projects designed for the purpose of eventual production development being economically unfeasible, resulting in the recognition of losses due to devaluation in the amount of R$ 1,796. In October 2023, the Administration approved the full and voluntary return of these blocks to the ANP.

20.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

45

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2024	2023
	Jan-Sep	Jan-Sep
Capitalized Exploratory Well Costs/Capitalized Acquisition Costs (1)
Property, plant and equipment
Opening Balance	7,321	9,790
Additions	1,324	1,681
Write-offs	(124)	(5)
Transfers	−	(3,979)
Cummulative translation adjustment	39	(12)
Losses on projects without economic viability	(2)	−
Final balance	8,558	7,475
Intangible
Opening Balance	11,197	12,556
Additions	108	729
Write-offs	−	(180)
Transfers	−	(82)
Losses on projects without economic viability	(1,239)	(1,796)
Final balance	10,066	11,227
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	18,624	18,702
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

The recognition of losses in Intangible Assets (R$ 1,239) and in Property, Plant and Equipment (R$ 2), in the period from January to September 2024, resulted from the assessment of the economic unfeasibility of the exploratory blocks C-M-657 and C-M-709, located in the Campos Basin, given the conclusion that the respective projects were not developed (according to note 19).

In the period from January to September 2023, the recognition of losses in Intangible Assets (R$ 1,796) resulted from the assessment of the economic unfeasibility of the projects in Blocks C-M-210, C-M-277, C-M-344, C-M-346, C-M-411 and C-M-413, located in the pre-salt in the Campos Basin.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Consolidated
	2024		2023
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(529)	(1,514)	(504)	(2,102)
Exploration expenditures written off (includes dry wells and signature bonuses) (1)	(1,711)	(2,253)	(1,834)	(2,031)
Contractual penalties on local content requirements	(6)	(30)	11	47
Other exploration expenses	(3)	(35)	(37)	(40)
Total expenses	(2,249)	(3,832)	(2,364)	(4,126)

Cash used in:
Operating activities	532	1,549	541	2,142
Investment activities	966	2,346	950	2,478
Total cash used	1,498	3,895	1,491	4,620

(1) Includes values referring to the assessment of the economic unfeasibility of exploratory blocks (note 19).

46

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 7,794 (R$ 8,568 as of December 31, 2023), which is still in force as of September 30, 2024, net of commitments undertaken. As of September 30, 2024, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of R$ 7.669 (R$ 8.502 as of December 31, 2023) and bank guarantees of R$ 125 (R$ 66 as of December 31, 2023).

22.	Investments

22.1 Changes in investment (Parent Company)

	Controlled companies	Joint operations	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2023	264,020	138	110	3,952	268,220
Investments	−	−	47	−	47
Transfer to assets held for sale	−	−	−	(57)	(57)
Restructuring, capital decrease and others	(116)	−	(1)	−	(117)
Results of equity-accounted investments	17,953	44	(22)	(2,107)	15,868
Translation adjustment	34,891	−	−	1,239	36,130
Other comprehensive income	307	−	1	(640)	(332)
Dividends	(1,026)	(38)	6	(16)	(1,074)
Balance at September 30, 2024	316,029	144	141	2,371	318,685

	Controlled companies	Joint operations	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2022	266,054	130	113	5,130	271,427
Investments	−	−	58	−	58
Restructuring, capital decrease and others	(609)	−	−	4	(605)
Results of equity-accounted investments	13,668	41	(15)	(1,095)	12,599
Translation adjustment	(11,207)	−	−	(637)	(11,844)
Other comprehensive income	304	−	1	813	1,118
Dividends	(721)	(32)	(46)	(5)	(804)
Balance at September 30, 2023	267,489	139	111	4,210	271,949
(1) Includes other investments.

22.2 Changes in investment (Consolidated)

	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2023	2,341	4,233	6,574
Investments	47	27	74
Transfers to held for sale	−	(57)	(57)
Restructuring, capital decrease and others	(2)	(10)	(12)
Results in equity-accounted investments	544	(2,125)	(1,581)
Cumulative translation adjustments	282	1,274	1,556
Other comprehensive income	1	(641)	(640)
Dividends	(590)	(19)	(609)
Balance at September 30, 2024	2,623	2,682	5,305

	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2022	2,855	5,317	8,172
Investments	58	56	114
Restructuring, capital decrease and others	−	3	3
Results in equity-accounted investments	(99)	(1,038)	(1,137)
Cumulative translation adjustments	(122)	(647)	(769)
Other comprehensive income	1	813	814
Dividends	(313)	(5)	(318)
Balance at September 30, 2023	2,380	4,499	6,879
(1) Includes other investments.

47

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

23.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

	Consolidated
	09.30.2024			12.31.2023
	E&P	Corporate and other businesses	Total	Total
Assets classified as held for sale
Investments	1	−	1	1
Property, plant and equipment	2,285	−	2,285	1,623
Total	2,286	−	2,286	1,624
Liabilities on assets classified as held for sale
Finance debt	−	253	253	481
Provision for decommissioning costs	3,945	−	3,945	2,140
Total	3,945	253	4,198	2,621

23.1 Sales pending closing at September 30, 2024

Cherne and Bagre fields

On April 25, 2024, the Company signed an agreement with Perenco Pétroleo e Gás Ltda (“Perenco”) for the sale of its entire interest in the Cherne and Bagre fields, located in shallow waters of the Santos Basin.

The amount to be received is US$ 10 million, of which R$ 5 (US$ 1 million) was received at the transaction signing and the remainder will be received on the closing date.

23.2 Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

48

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Transactions	Closing date	At the closing of the operation US$ million	Asset recognized in the period from January to September 2024		Asset recognized in previous periods US$ million	Value of contingent assets on 09/30/2024 US$ million
			US$ million	R$

Sales in previous Years
Riacho da Forquilha Pole	Dec/2019	62	−	−	58	4
Pampo and Enchova Poles	Jul/2020	650	36	188	246	368
Baúna Field	Nov/2020	285	48	258	196	41
Miranga Pole	Dec/2021	85	15	75	70	−
Cricaré Pole	Dec/2021	118	−	−	76	42
Peroá Pole	Aug/2022	43	−	−	10	33
Papa-Terra	Dec/2022	90	32	171	16	42
Albacora Leste	Jan/2023	250	167	873	58	25
Norte Capixaba Pole	Apr/2023	66	−	−	22	44
Golfinho and Camarupim Poles	Aug/2023	60	−	−	20	40
Surplus volume of the transfer of rights agreement
Sépia and Atapu	Apr/2022	5,244	101	533	948	4,195

Total		6,953	399	2,098	1,720	4,834

24.	Finance debt

24.1 Balance by type of finance debt

	Consolidated		Parent Company
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Banking Market	13,845	10,949	13,709	10,805
Capital Market	13,571	15,151	12,935	14,564
Development banks (1)	3,199	3,379	−	15
Related Parties (note 28.3)	−	−	66,730	32,006
Others	16	4	−	−
Total in Brazil	30,631	29,483	93,374	57,390
Banking Market	26,965	30,513	11,582	12,081
Capital Market	73,623	69,636	−	−
Export Credit Agency	8,265	9,055	−	−
Related Parties (note 28.1)	−	−	400,584	323,684
Others	835	744	−	−
Total abroad	109,688	109,948	412,166	335,765
Total finance debt	140,319	139,431	505,540	393,155
Current	21,557	20,923	101,182	46,736
Noncurrent	118,762	118,508	404,358	346,419
(1) Includes BNDES, FINAME, and FINEP.

The amount classified in current liabilities is composed of:

	Consolidated		Parent Company
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Short-term debt	99	17	43,850	32,007
Current portion of long-term debt	19,082	18,282	54,662	11,835
Accrued interest on short and long-term debt	2,376	2,624	2,670	2,894
Total	21,557	20,923	101,182	46,736

The capital market balance is mainly composed of R$ 70,487 in global notes, issued abroad by PGF, R$ 8,218 in debentures and R$ 4,717 in book-entry commercial notes, issued in Brazil by Petrobras.

The global notes mature between 2025 and 2115 and do not require collateral. Such financing was carried out in dollars and pounds, being 88% and 12% of the total global notes, respectively.

The debentures and commercial notes, due between 2026 and 2037, do not require real guarantees and are not convertible into shares or equity interests.

On September 30, 2024, there were no default, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2023. Petrobras fully, unconditionally and irrevocably guarantees its global notes issued in the capital markets by its wholly-owned subsidiary PGF and the loans agreements of its wholly-owned subsidiary PGT.

49

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

24.2 Changes in finance debt

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2023	29,483	109,948	139,431
Proceeds from finance debt	3,017	5,503	8,520
Repayment of principal (1)	(2,589)	(19,285)	(21,874)
Repayment of interest (1)	(1,721)	(6,139)	(7,860)
Accrued interest (2)	1,910	6,081	7,991
Foreign exchange/ inflation indexation charges	531	2,002	2,533
Translation adjustment	−	11,578	11,578
Balance at September 30, 2024	30,631	109,688	140,319

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2022	25,602	130,684	156,286
Proceeds from finance debt	75	6,182	6,257
Repayment of principal (1)	(1,345)	(10,034)	(11,379)
Repayment of interest (1)	(1,505)	(5,960)	(7,465)
Accrued interest (2)	1,661	6,873	8,534
Foreign exchange/ inflation indexation charges	474	(744)	(270)
Translation adjustment	−	(4,343)	(4,343)
Modification of contractual cash flows	(82)	−	(82)
Balance at September 30, 2023	24,880	122,658	147,538
(1) It includes pre-payments.
(2) It includes premium and discount over notional amounts, as well as related transaction costs.

24.3 Reconciliation with cash flows from financing activities - Consolidated

			2024			2023
			Jan-Sep			Jan-Sep
	Proceeds from financing	Repayment of principal	Repayment of interest	Proceeds from financing	Repayment of principal	Repayment of interest
Changes in financing	8,520	(21,874)	(7,860)	6,257	(11,379)	(7,465)
Debt restructuring	−	133	−	−	209	−
Related deposits (1)	−	(578)	(117)	−	(1,297)	(417)

Cash flows from financing activities	8,520	(22,319)	(7,977)	6,257	(12,467)	(7,882)

(1) Amounts deposited for payment of obligations related to financing obtained from the China Development Bank (CDB), with semi-annual settlements in June and December.

In the nine-month period ended September 30, 2024, the Company repaid several finance debts, in the amount of R$ 30,296, (i) the repurchase and redemption of R$7,306 of securities in the international capital market, and (ii) the prepayment of R$1,282 of loan in the international banking market.

The company raised R$5,421 through the offering of bonds on the international capital market (Global Notes), maturing in 2035.

50

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

24.4 Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2024	2025	2026	2027	2028	2029 onwards	Total (1)	Fair value

Financing in U.S. Dollars (US$):	7,505	14,238	7,960	11,697	8,393	49,585	99,378	100,285
Floating rate debt (2)	7,077	10,529	6,104	7,997	2,852	2,333	36,892
Fixed rate debt	428	3,709	1,856	3,700	5,541	47,252	62,486
Average interest rate (p.a)	6.4%	6.0%	6.3%	5.8%	5.4%	6.6%	6.4%
Financing in Brazilian Reais (R$):	595	1,508	2,460	729	735	22,934	28,961	27,387
Floating rate debt(3)	381	721	694	191	191	15,429	17,607
Fixed rate debt	214	787	1,766	538	544	7,505	11,354
Average interest rate (p.a)	6.7%	8.2%	8.4%	8.6%	8.8%	7.5%	7.9%
Financing in Euro (€):	−	83	−	−	746	2,308	3,137	3,191
Fixed rate debt	−	83	−	−	746	2,308	3,137
Average interest rate (p.a)	−	4.6%	−	−	4.6%	4.7%	4.6%
Financing in Pound Sterling (£):	169	142	3,384	−	−	5,148	8,843	8,737
Fixed rate debt	169	142	3,384	−	−	5,148	8,843
Average interest rate (p.a)	6.2%	6.2%	6.2%	−	−	6.5%	6.3%
Total on September 30, 2024	8,269	15,971	13,804	12,426	9,874	79,975	140,319	139,600
Average interest rate (p.a)	6.4%	6.5%	6.7%	6.5%	6.3%	6.6%	6.6%	−
Total on December 31, 2023	20,923	14,844	12,351	12,330	8,791	70,192	139,431	141,987
Average interest rate (p.a)	5.8%	5.8%	6.3%	6.1%	5.9%	6.5%	6.4%	−

(1)The average maturity of outstanding debt as of September 30, 2024 is 11.57 years (11.38 years as of December 31, 2023).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.

.

As of September 30, 2024, the fair values of financing are mainly determined by using:

Level 1 - prices quoted in active markets, when applicable, in the amount of R$ 70,928 (R$ 67,639, on December 31, 2023); and

Level 2 - cash flow method discounted by the spot rates interpolated from the indexes (or proxies) of the respective financing, observed to the pegged currencies, and by the credit risk of Petrobras, in the amount of R$ 68,672 (R$ 74,348, on December 31, 2023).

Regarding the Interest Rate Benchmark Reform (IBOR Reform), there was a necessity to amend the Company's contracts referenced in these indexes, considering the end of the publication of LIBOR (London Interbank Offered Rate) in dollars (US$), of one, three and six months.

As of September 30, 2024, approximately 21% of the Company's finance debt has been indexed to SOFR (Secured Overnight Financing Rate) and has the CSA (Credit Spread Adjustment) negotiated with the creditors serving as a parameter, while 0.2% will still undergo contractual changes to switch to this new index.

The renegotiations performed so far have been solely for the replacement of the LIBOR benchmark and are necessary as a direct consequence of the reform of the reference interest rate. In these renegotiated cash flows, the change of the index is economically equivalent to the previous basis. Thus, the changes were prospective with the recognition of interest at the new index in the applicable periods.

Therefore, the Company does not expect material effects for the contracts that will still undergo contractual changes for the new index, considering that they will occur under market conditions.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.2.2.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2024	2025	2026	2027	2028	2029 onwards	09.30.2024	12.31.2023
Principal	6,749	15,241	14,073	12,689	10,511	82,947	142,210	141,273
Interest	2,299	8,561	7,960	6,676	5,653	81,052	112,201	109,128
Total (1)	9,048	23,802	22,033	19,365	16,164	163,999	254,411	250,401
(1)The nominal flow of leases is found in note 25. .

51

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

24.5 Lines of credit

				09.30.2024
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV (1)	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV	Syndicate of banks	03/27/2019	02/27/2026	2,050	−	2,050
Total				7,050		7,050
In Brazil
Petrobras	Banco do Brasil	03/23/2018	09/26/2026	2,000	−	2,000
Petrobras (2)	Banco do Brasil	10/04/2018	10/04/2029	4,000	−	4,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				6,329	−	6,329
(1) On April 08, 2024, Petrobras reduced part of the Revolving Credit Facility to US$ 4,110 million compared to the US$ 5,000 million contracted in 2021. Thus, US$ 5,000 million will be available for withdrawal until November 16, 2026 and US$ 4,110 million from November 16, 2026 to November 16, 2028.
(2) On June 18, 2024, Petrobras renewed the RCF with Banco do Brasil, extending its maturity to 10/04/2029 and increasing its value from R$2,000 to R$4,000.

25.	Lease liability

Changes in lease agreements recognized as liabilities are shown below:

	Consolidated
	Lessors in Brazil	Lessors Abroad	Total
Balance at December 31, 2023	32,883	130,748	163,631
Remeasurement/New agréments	5,079	16,322	21,401
Payment of principal and interest (1)	(10,387)	(19,753)	(30,140)
Charges incurred in the period	2,068	6,671	8,739
Monetary and Exchange variation	1,733	16,365	18,098
Cumulative translation adjustments	−	109	109
Balance at September 30, 2024	31,376	150,462	181,838
Current			42,217
No Current			139,621

	Consolidated
	Lessors in Brazil	Lessors Abroad	Total
Balance at December 31, 2022	31,411	93,006	124,417
Remeasurement / New agréments	7,837	46,180	54,017
Payment of principal and interest (1)	(8,040)	(14,365)	(22,405)
Charges incurred in the period	1,843	4,497	6,340
Monetary and Exchange variation	(578)	(3,819)	(4,397)
Cumulative translation adjustments	−	(58)	(58)
Transfers	(1)	−	(1)
Balance at September 30, 2023	32,472	125,441	157,913
Current			33,204
No Current			124,709

(1) The Statement of Cash Flow includes R$227 (R$69 on September 30, 2023) relating to the movement of liabilities held for sale.

As of September 30, 2024, the value of the lease liability of Petrobras Holding is R$ 189,415 (R$ 169,605 as of December 31, 2023), including leases and subleases with investee companies, mainly of Transpetro.

The nominal flow (not discounted) without considering the projected future inflation in the flows of the lease contracts, by maturity, is presented below:

	Consolidated
Maturity in	2024	2025	2026	2027	2028	2029 onwards	Total
Nominal value on September 30, 2024	12,462	40,360	30,442	22,013	16,310	143,054	264,641
Nominal value on December 31, 2023	36,020	29,714	22,020	16,297	13,116	125,586	242,753

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

52

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2024	2023
	Jan-Sep	Jan-Sep
Variable payments	4,090	4,643
Up to 1 year maturity	393	436

Variable payments x fixed payments	14%	21%

At September 30, 2024, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is R$ 378,029 (R$ 316,418 at December 31, 2023).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 27.2.2.

26.	Equity

26.1 Share capital

As of September 30, 2024 and December 31, 2023, the subscribed and paid-in capital in the amount of R$205,432 is represented by 13,044,496,930 shares, of which R$117,208 refer to 7,442,454,142 common shares and R$88,224 refer to 5,602,042,788 preferred shares, all registered, book-entry shares and with no par value.

Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

There are shares owned by Petrobras that are held in treasury in the amount of R$ 5,570 (R$ 3,651 on December 31, 2023), represented by 155,764,169 shares, of which 222,760 are common shares and 155,541,409 are preferred shares.

26.2	Profit Reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

Parent Company

	09.30.2024	12.31.2023
Legal	41,086	41,086
Statutory - R&D	10,272	10,272
Statutory – Capital remuneration	15,552	43,871
Tax incentives	7,499	7,499
Profit retention	42,023	42,023
Additional dividends proposed	−	14,204
Total	116,432	158,955

26.3	Distributions to shareholders

Share repurchase program

On August 3, 2023, the Board of Directors approved a Share Repurchase Program, for the acquisition of up to 157.8 million preferred shares issued by the Company, on the Brazilian Stock Exchange (B3), to be held in treasury with subsequent cancellation, without reduction of share capital. This program is carried in the scope of the revised Shareholder Remuneration Policy, approved on July 28, 2023, within a maximum period of 12 months.

On August 4, 2024, the Program was closed, resulting in the repurchase of 155,468,500 preferred shares in the amount of R$ 5,563, including transaction costs of R$ 2, of which:

i.	104,064,000 preferred shares in the period from August to December 2023 in the amount of R$ 3,644 (transaction costs of R$ 1); and
ii.	51,404,500 preferred shares in the period from January to June 2024 in the amount of R$ 1,919 (transaction costs of R$ 1).

53

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The cancellation of the treasury shares will occur in the future by decision of the Company’s Board of Directors.

Dividends relating to 2023

On April 25, 2024, shareholders approved, at the Annual General Shareholders Meeting, the appropriation of the results for 2023 with a change to the management's original proposal made on March 7, 2024, of dividends referring to the application of the Shareholder Remuneration Policy formula (R$ 72,419), adjusting it to include the distribution of 50% of the remaining net income that had been appropriated to the capital remuneration reserve as an extraordinary dividend (R$ 21,935). Therefore, the total dividends for 2023 approved at the Annual General Shareholders Meeting is R$ 94,354 (equivalent to R$ 7.26991085 per outstanding preferred and common share), as per the table below:

	Amount per Share (R$)	Amount
Anticipated dividends approved throughout 2023, including indexation to the SELIC interest rate, and paid until March 2024	4.47033835	58,215
Dividends approved on March 7, 2024 (1) (2)	1.10031574	14,204
Total dividends referring to the application of the Shareholder Remuneration Policy formula	5.57065409	72,419
Extraordinary dividends (2)	1.69925676	21,935
Total dividends relating to 2023	7.26991085	94,354
(1) The amount per share of dividends was updated in relation to that disclosed in the financial statements for 2023 due to the current share repurchase program.
(2) The dates of the shareholding position of the dividends referring to the application of the Policy formula and extraordinary dividends are April 25 and May 2, 2024, respectively.

Following the Annual General Shareholders Meeting, the amount of dividends to be paid as complementary dividends is R$ 36,139, equivalent to R$ 2.79957250 per outstanding preferred and common share, considering the dividends referring to the application of the Policy formula (R$ 14,204) and extraordinary dividends (R$ 21,935). This amount was paid in two equal installments in May and June 2024, updated by the Selic rate from December 31, 2023 until the date of actual payments.

Anticipation of dividends and interest on capital relating to 2024

In the nine-month period ended September 30, 2024, the Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of R$ 27,020 (R$ 2.09644243 per outstanding preferred and common shares), based on the net income for the three-month periods ended March 31 and June 30, 2024, considering the application of the Shareholder Remuneration Policy formula (R$ 28,939) and the deduction of the shares repurchased by the Company during the period (R$ 1,919), excluding transaction costs, as presented in the following table:

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interim dividends - 1st quarter of 2024 (1)	05.13.2024	06.11.2024	0.44806667	5,775
Interim interest on capital - 1st quarter of 2024 (1)	05.13.2024	06.11.2024	0.59517559	7,671
Interim dividends - 2nd quarter of 2024	08.08.2024	08.21.2024	0.14512132	1,870
Interim interest on capital - 2nd quarter of 2024	08.08.2024	08.21.2024	0.41275171	5,320
Total interim dividends and interest on capital			1.60111529	20,636
Intermediate dividends by use of a portion of profit retention reserve (2)	08.08.2024	08.21.2024	0.49532714	6,384
Total interim and intermediate dividends and interest on capital			2.09644243	27,020
Update by the SELIC interest rate				99
Total updated anticipated dividends and interest on capital			2.09644243	27,119
(1) The value per share of advance payments for the 1st quarter of 2024 was updated due to the change in the number of treasury shares resulting from the Share Repurchase Program.
(2) In the accumulated view of the 1st half of 2024, the application of the Shareholder Remuneration Policy formula resulted in a total payment of earnings greater than the income for the same period, requiring the use of R$6,384 from the capital remuneration reserve.

The dividends and interest on capital relating to the first quarter of 2024 were paid in 2 equal installments on August and September 2024, while the dividends and interest on capital relating to the second quarter of 2024 will be paid in 2 equal installments in November and December 2024. The amounts will be adjusted by the SELIC rate from the date of payment of each installment until the end of the year and will be deducted from the remuneration that will be distributed to shareholders relating to the year ended on December 31, 2024.

This anticipation of interest on capital of 2024 resulted in a deductible expense which reduced the income tax expense by R$ 4,417. This amount was subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in Law 9,249/95.

54

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Dividends payable

On September 30, 2024, the balance of dividends payable to the controlling company's shareholders of R$13,088 corresponds to the advance of dividends for the second quarter of 2024, net of Withholding Income Tax on interest of capital of R$486.

Parent Company

	Jan-Sep/2024	Jan-Sep/2023
Consolidated opening balance of dividends payable
Opening balance	16,947	21,751
Additions relating to complementary dividends	36,139	35,815
Additions relating to anticipated dividends	27,020	39,692
Payments made	(67,354)	(76,201)
Monetary restatement	1,969	2,366
Transfers to unclaimed dividends	(257)	(318)
Withholding income taxes over interest on capital and monetary restatement	(1,376)	(1,411)
Closing balance	13,088	21,694

In the period from January to September 2024, Petrobras made the following dividend disbursements:

Events	Payment date	Deliberated amount	Monetary Indexation	Withholding Income Tax on Monetary Indexation	Unclaimed dividends	Total paid
Dividends and interest on capital for the 3rd quarter of 2023 - 1st installment (1)	02/20/2024	8,217	129	(13)	(50)	8,283
Dividends for the 3rd quarter of 2023 - 2nd installment	03/20/2024	8,730	207	(21)	(27)	8,889
Complementary dividends for the 2023 financial year - 1st installment	05/20/2024	18,070	735	(73)	(85)	18,647
Complementary dividends for the 2023 financial year - 2nd installment	06/20/2024	18,069	898	(89)	(85)	18,793
Interest on capital for the 1st quarter of 2024 - 1st installment (2)	08/20/2024	6,115	−	−	(25)	6,090
Dividends and interest on capital for the 1st quarter of 2024 – 2nd installment (3)	09/20/2024	6,637	−	−	(29)	6,608
Residual dividend payments from previous years	Jan-Sep/2024	−	−	−	44	44
Total		65,838	1,969	(196)	(257)	67,354

(1) Deliberation of R$8,730, net of withholding income tax on interest on capital, of R$513, collected in 2023.

(2) Deliberation of R$6,723, net of of withholding income tax on interest on capital, of R$608, collected in 2024.

(3) Deliberation of R$6,723, net of of withholding income tax on interest on capital, of R$86, collected in 2024.

Unclaimed dividends

As of September 30, 2024, the balance of dividends not claimed by shareholders of Petrobras is R$ 1,747 (R$ 1.630 on December 31, 2023) recorded as other current liabilities, as described in note 16. The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

Parent Company

	Jan-Sep/2024	Jan-Sep/2023
Changes in unclaimed dividends
Opening balance	1,630	1,258
Prescription	(140)	(32)
Transfers from dividends payable	257	318
Closing Balance	1,747	1,544

55

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.4	Earnings per share
		Consolidated and Parent Company
	2024		2023
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Basic and diluted denominator – Net income (loss) attributable to shareholders of Petrobras attributable equally between share classes
Net income (loss) of the period
Common	18,798	30,947	15,203	53,394
Preferred	13,757	22,703	11,422	40,169
	32,555	53,650	26,625	93,563

Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common	7,442,231,382	7,442,231,382	7,442,231,382	7,442,231,382
Preferred	5,446,501,379	5,459,873,868	5,592,391,312	5,598,777,023
	12,888,732,761	12,902,105,250	13,034,622,694	13,041,008,405

Basic and diluted earnings (losses) per share (R$ per share)
Common	2.53	4.16	2.04	7.17
Preferred	2.53	4.16	2.04	7.17

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares is due to the Share repurchase program (preferred shares) which was closed on August 4, 2024.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

27.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. To manage market and financial risks, the Company prefers structuring measures through adequate capital and leverage management.

The Company presents a sensitivity analysis of factors relating to its corporate risk management process. The possible and remote scenarios are related to events with low and very low probability of occurrence, respectively. The period of application of the sensitivity analysis is one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

27.1 Derivative financial instruments

Assets and liabilities

Consolidated

	09.30.2024	12.31.2023
Fair value Asset Position (Liability)
Open derivatives transactions	(237)	96
Closed derivatives transactions awaiting financial settlement	225	49
Recognized in Statements of Financial Position	(12)	145
Other assets (note 16)	675	443
Other liabilities (note 16)	(687)	(298)

The following table presents the details of the open derivative financial instruments held by the Company as of September 30, 2024, and represents its risk exposure:

56

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Derivatives not designated for hedge accounting
Future contracts - total (1)	2,814	(1,053)	(109)	4
Long position/Crude oil and oil products	9,126	2,527	−	−	2024
Short position/Crude oil and oil products	(6,312)	(3,580)	−	−	2024
Swap
Short position/ Soybean oil (2)	(14)	(1)	(2)	−	2024
Forward contracts
Short position/Foreign currency forwards (BRL/USD) (3)	(19)	(1)	2	−	2024
Swap
Swap - CDI X IPCA	3,008	3,008	321	329	2029/2034
Foreign currency / Cross-currency Swap (3)	US$ 488	US$ 729	(449)	(237)	2029
Total open derivative transactions			(237)	96
(1) Notional value in thousands of bbl.
(2) Notional value in thousands of tons (PBIO operations).
(3) Amounts in US$ are presented in million.

57

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Profit or loss

		Gains/ (losses) recognized in the statement of income
		2024		2023
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Commodity derivatives
Other commodity derivative transactions - Note 27.2.1 (a)	155	277	(432)	(69)
Recognized in Other Income and Expenses	155	277	(432)	(69)
Currency derivatives
Swap CDI x Dollar - Note 27.2.2 (b)	(1)	(331)	(40)	344
Others	−	−	−	2
	(1)	(331)	(40)	346
Interest rate derivatives
Swap - CDI X IPCA	(8)	(213)	(167)	68
	(8)	(213)	(167)	68
Cash flow hedge on exports -Note 27.2.2 (a)	(4,552)	(11,130)	(3,691)	(15,020)
Recognized in Net finance income (expense)	(4,561)	(11,674)	(3,898)	(14,606)
Total open derivative transactions	(4,406)	(11,397)	(4,330)	(14,675)

Comprehensive income

			Gains/ (losses) recognized in other comprehensive income
		2024		2023
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Cash flow hedge on exports - Note 27.2.2 (a)	11,493	(26,828)	(8,387)	27,167

Collateral

Guarantees given as collateral
	09.30.2024	12.31.2023
Commodity derivatives	46	85

27.2	Market risks
27.2.1	Risk management of crude oil and oil product prices

Petrobras prefers exposure to the price cycle to the systematic performance of protection of operations of purchase or sale of goods, whose objective is to meet its operational needs, with the use of derivative financial instruments. However, subject to the analysis of the business environment and the prospects for carrying out the Strategic Plan, the execution of an occasional hedging strategy with derivatives may be applicable.

a) Other commodity derivative transactions

Petrobras, using its assets, positions and proprietary and market knowledge from its operations in Brazil and abroad, seeks to capture market opportunities through the purchase and sale of oil and oil products, which can occasionally be optimized with the use of commodity derivative instruments to manage price risk in a safe and controlled manner.

b) Sensitivity analysis of commodity derivatives

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and considers the closing price of the asset on September 30, 2024. Therefore, no variation is considered arising from outstanding operations in this scenario. The reasonably possible and remote scenarios reflect the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20% and 40%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

58

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated

Financial Instruments	Risk	Probable Scenario	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future and forward contracts (Swap)	Crude oil and oil products - price changes	−	(114)	(228)
Future and forward contracts (Swap)	Soybean oil - price changes	−	(14)	(28)
Forward contracts	Foreign currency - depreciation BRL x USD	−	(18)	(30)
		−	(146)	(286)

27.2.2	Foreign exchange risk management

a) Cash Flow Hedge involving the Company’s future exports

The reference values, at present value, of the protection instruments on September 30, 2024, in addition to the expectation of reclassification to the income statement of the balance of exchange variation accumulated in shareholders' equity in future periods, based on a R$/US$ exchange rate 5.4481, are presented below:

				Present value of hedging instrument at 09.30.2024
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From oct/2024 to sep/2034	63,260	344,645

Changes in the present value of hedging instrument (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2023	65,138	315,350
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	11,745	62,039
Exports affecting the statement of income	(7,636)	(39,801)
Principal repayments / amortization	(5,987)	(31,380)
Foreign exchange variation	−	38,437
Amount on September 30, 2024	63,260	344,645
Nominal value of hedging instrument (finance debt and lease liability) on September 30, 2024	79,707	434,253

.

In the nine-month period ended on September 30, 2024, an exchange loss of R$479 was recognized referring to the ineffectiveness in the exchange variation line (exchange gain of R$563 in the same period in 2023).

Future exports designated as hedged items in cash flow hedge relationships represent, on average, 55.42% of highly probable future exports.

The movement in the exchange variation accumulated in other comprehensive income as of September 30, 2024, to be realized by future exports, is shown below:

59

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Exchange rate variation	Tax effect	Consolidaded Total
Balance at December 31, 2023	(28,833)	9,804	(19,029)
Recognized in Shareholders’ Equity	(37,958)	12,906	(25,052)
Reclassified to the statement of income - occurred exports	11,130	(3,783)	7,347
Balance at September 30, 2024	(55,661)	18,927	(36,734)

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2022	(70,089)	23,831	(46,258)
Recognized in Shareholders’ Equity	12,147	(4,130)	8,017
Reclassified to the statement of income - occurred exports	15,020	(5,107)	9,913
Balance at September 30, 2023	(42,922)	14,594	(28,328)

Changes in expectations of realization of export prices and volumes in future reviews of business plans may determine the need for additional reclassifications of accumulated exchange variation in shareholders' equity to the statement of income. A sensitivity analysis with an average Brent oil price lower in US$ 10/barrel than considered in the last revision of the Strategic Plan 2024-2028, would not indicate the need to reclassify the exchange variation from the shareholders’ equity to the statement of income.

The annual expectation of realization of the exchange variation balance accumulated in shareholders' equity as of September 30, 2024, without tax effect, is shown below:

Consolidated
	2024	2025	2026	2027	2028	From 2029 on	Total
Expected realization	(4,475)	(11,653)	(10,440)	(11,110)	(7,885)	(10,098)	(55,661)

b) Information on ongoing contracts

As of September 30, 2024, the company has swap contracts - IPCA x CDI and CDI x Dollar outstanding.

Swap contracts – IPCA x CDI and CDI x Dollar

In 2019, Petrobras entered into derivative operations with the objective of protecting itself from exposure arising from the 1st series of the 7th issue of debentures, with IPCA x CDI interest swap operations, maturing in September 2029 and September 2034, and operations of cross-currency swap CDI x Dollar, with maturities in September 2024 and September 2029. In September 2024, the notional amount due was US$241 million.

In July 2023, the 1st repurchase plan for these debentures was closed, initiated on July 15,2022. During the term of this plan, only an immaterial amount of this debt had been effectively repurchased. Thus, the position in this swap remains unchanged.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock on this curve was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy. For possible and remote scenarios, parallel shocks of 40% and 80% were applied to the interest rate forward curves, which resulted in effects of 497 b.p. and 995 b.p., respectively, on the estimated interest rates. The effects of this sensitivity analysis, keeping all other variables remaining constant, are shown in the following table:

	Possible Result	Remote Result
SWAP foreign currency (IPCA x USD)	(55)	(107)

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the counterparts, which effect is immaterial.

60

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

c) Sensitivity analysis for foreign exchange risk on financial instruments

The sensitivity analysis of foreign exchange risk presented in the table below is carried out for a twelve-month term. The probable scenario is computed based on external data, Focus e Thomson Reuters, while the reasonably possible and remote scenarios considers 20% and 40% changes in the foreign exchange rates, respectively, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies. This analysis only covers the exchange rate variation and maintains all other variables constant.

Financial Instruments	Exposure at 09.30.2024	Risk	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
Assets	61,681	Dollar / real	(1,111)	12,336	24,672
Liabilities	(595,098)		10,715	(119,020)	(238,039)
Exchange rate - Cross currency swap	(2,660)		48	(532)	(1,064)
Cash flow hedge on exports	344,645		(6,206)	68,929	137,858
	(191,432)		3,446	(38,287)	(76,573)
Assets	5,365	Euro / Dollar	75	1,073	2,146
Liabilities	(8,969)		(126)	(1,794)	(3,588)
	(3,604)		(51)	(721)	(1,442)
Assets	8,909	Pound Sterling / Dollar	51	1,782	3,564
Liabilities	(17,682)		(102)	(3,536)	(7,073)
	(8,773)		(51)	(1,754)	(3,509)
Assets	6	Pound Sterling / real	−	1	2
Liabilities	(196)		2	(39)	(78)
	(190)		2	(38)	(76)
Assets	25	Euro / real	−	5	10
Liabilities	(92)		−	(18)	(37)
	(67)		−	(13)	(27)
Assets	80	Peso / Dollar	38	(16)	(32)
	80		38	(16)	(32)
Total	(203,986)		3,384	(40,829)	(81,659)
(1) The probable scenario was computed based on the following risks: R$ x U.S. dollar - a 1.8% appreciation of the real; peso x U.S. dollar - a 47.07% depreciation of the peso; real x euro: a 0.43% appreciation of the real; euro x dollar: a 1.4% depreciation of the euro; real x pound sterling - a 1.22% appreciation of the real; pound sterling x U.S. dollar - a 0.57% depreciation of the pound sterling; . Source: Focus and Thomson Reuters.

27.2.3 Interest rate risk management

The company preferentially does not use derivative financial instruments to manage exposure to interest rate fluctuations, as they do not cause material impacts, except in specific situations presented by Petrobras subsidiaries.

The interest rate risk sensitivity analysis is performed for a 12-month horizon. The values referring to the possible and remote scenarios mean the total floating interest expense in the event of a variation of 40% and 80% in these interest rates, respectively, keeping all other variables constant.

The following table informs, in the probable scenario, the amount to be disbursed by Petrobras with the payment of interest related to debts with floating interest rate on September 30, 2024.

61

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Risk	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
LIBOR 6M	17	20	23
SOFR 3M (2)	507	649	791
SOFR 6M (2)	463	540	618
SOFR O/N (2)	1,314	1,840	2,365
CDI	1,595	2,233	2,872
TR	28	39	50
TJLP	310	434	558
IPCA	394	551	709
	4,628	6,306	7,986
(1) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed. (2) Represents the Secured Overnight Funding Rate (note 24.4).

27.3 Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its strategic plan.

In this context, even these unaudited condensed consolidated interim financial statements presenting a negative net working capital, management believes it does not compromise its liquidity.

Additionally, the Company maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see note 24.5). The Company regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, since they are in line with the Company's liability management strategy, in order to improve its debt repayment profile and cost of debt.

The maturity schedules for the Company’s undiscounted finance debt and lease liability are presented in note 24.4 and 25, respectively.

27.4 Fair value of financial assets and liabilities

	Level I	Level II	Level III	Total fair value recorded
Assets
Foreign currency derivatives	−	2	−	2
Interest rate derivatives	−	321	−	321
Balance at September 30, 2024	−	323	−	323
Balance at December 31, 2023	4	329	−	333

Liabilities
Foreign currency derivatives	−	(449)	−	(449)
Commmodity derivatives	(109)	(2)	−	(111)
Balance at September 30, 2024	(109)	(451)	−	(560)
Balance at December 31, 2023	−	(237)	−	(237)

The fair value of other financial assets and liabilities is presented in the respective notes: 3 – Marketable securities; 9 – Trade and other receivables; and 24 – Finance debt (estimated amount).

The fair values of cash and cash equivalents, current debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

28.	Related party transactions

The company has a policy on Transactions with Related Parties that is reviewed and approved annually by the Board of Directors, as provided for in Petrobras' Bylaws.

The policy also aims to ensure adequate and diligent decision-making by the company's management.

62

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

28.1 Commercial transactions per operation with investees (Parent Company)

	09.30.2024			12.31.2023
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	26,653	−	26,653	26,031	−	26,031
Dividends receivable	41	−	41	344	−	344
Amounts related to construction of gas pipeline	−	787	787	−	719	719
Other operations	34	222	256	30	198	228
Advances to suppliers	585	1,450	2,035	553	1,578	2,131
Total	27,313	2,459	29,772	26,958	2,495	29,453
Liabilities
Lease liabilities (1)	(2,358)	(2,257)	(4,615)	(2,357)	(3,303)	(5,660)
Mutual operations	(764)	(113,233)	(113,997)	(1,365)	(91,806)	(93,171)
Prepayment of exports	(50,268)	(236,319)	(286,587)	(6,537)	(223,976)	(230,513)
Accounts payable to suppliers (note 11)	(10,106)	−	(10,106)	(7,568)	−	(7,568)
Purchases of crude oil, oil products and others	(7,860)	−	(7,860)	(5,464)	−	(5,464)
Affreightment of platforms	(293)	−	(293)	(260)	−	(260)
Advances from clientes	(1,905)	−	(1,905)	(1,848)	−	(1,848)
Other operations	(48)	−	(48)	4	−	4
Total	(63,496)	(351,809)	(415,305)	(17,827)	(319,085)	(336,912)
(1)	Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16 / CPC 06 (R2) - Leases.

	2024		2023
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Result
Revenues, mainly sales revenues	30,589	96,667	36,861	89,835
Foreign exchange and inflation indexation charges, net (2)	3,442	(21,266)	(6,996)	(3,740)
Finance income (expenses), net (2)	(8,069)	(20,515)	(5,947)	(18,199)
Total	25,962	54,886	23,918	67,896
(2) Includes the amounts of R$ 140 of exchange variation loss and R$ 380 of financial expenses related to leasing and subleasing operations required by IFRS 16 / CPC 06 (R2) (R$ 65 of active exchange variation and R$ 393 of financial expense for the period from January to September 2023).

28.2 Annual interest rates for loan operations

	Parent Company
		Liability
	09.30.2024	12.31.2023
De 7.01 to 8%	(34,231)	(41,961)
De 8.01 to 9%	(79,766)	(51,210)
Total	(113,997)	(93,171)

28.3 Non-standardized credit rights investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assignments of credit rights, performed and not performed, are recorded as financing in current liabilities.

	Parent Company
	09.30.2024	12.31.2023
Accounts receivable, net (note 9.1)	66,958	28,797
Credit rights assignments (note 24.3)	(66,730)	(32,006)

63

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	2024		2023
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Financial Income FIDC-NP	1,821	3,877	1,113	3,838
Financial Expenses FIDC-NP	(1,674)	(3,432)	(1,023)	(3,341)
Net finance income (expense)	147	445	90	497

28.4 Guarantees

Petrobras has the procedure of granting guarantees to its equity interests for certain financial operations carried out in Brazil and abroad. The financial operations carried out by these equity interests and guaranteed by Petrobras present a balance of R$ 98,724 to be settled on September 30, 2024 (R$ 98,038 on December 31, 2023).

The guarantees offered by Petrobras, mainly personal, non-remunerated, are based on contractual clauses that support financial transactions between subsidiaries/controlled companies and third parties, guaranteeing the assumption of compliance with a third party's obligation, if the original debtor fails to do so.

28.5 Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	09.30.2024		12.31.2023
	Asset	Liability	Asset	Liability
Joint ventures and associates
Petrochemical companies (associates)	570	165	219	19
Other associates and joint ventures	348	101	461	48
Subtotal	918	266	680	67
Brazilian government
Government bonds	7,025	−	8,806	−
Banks controlled by the Brazilian Government	74,539	12,985	75,165	10,257
Petroleum and alcohol account - receivables from the Brazilian Government (note 9.1)	−	−	1,345	−
Federal Government (1)	13	5,529	−	6,669
Pré-Sal Petróleo S.A. – PPSA	−	662	−	134
Others	808	397	670	393
Subtotal	82,385	19,573	85,986	17,453
Petros	273	1,436	308	1,478
Total	83,576	21,275	86,974	18,998
Current assets	11,496	7,593	12,993	8,114
Non-current assets	72,080	13,682	73,981	10,884

(1) Includes lease amounts.

The effect on the result of significant transactions is presented below:

64

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
	2024		2023
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Joint ventures and associates
Petrochemical companies	5,060	13,810	3,993	12,638
Other associates and joint ventures	59	204	48	147
Subtotal	5,119	14,014	4,041	12,785
Brazilian government
Government bonds	171	600	269	811
Banks controlled by the Brazilian Government	16	70	(187)	(272)
Petroleum and alcohol account - receivables from the Brazilian Government	−	36	(160)	(19)
Brazilian Government	(15)	(673)	(44)	(749)
Pré-Sal Petróleo S.A. – PPSA	(1,427)	(1,940)	(599)	(1,276)
Others	(242)	(729)	(652)	(1,197)
Subtotal	(1,497)	(2,636)	(1,373)	(2,702)
Petros	(25)	(74)	(24)	(72)
Total	3,597	11,304	2,644	10,011

Revenues, mainly sales revenues	5,079	13,927	4,029	12,736
Purchases and services	29	58	9	25
Operating income and expense	(1,692)	(2,736)	(1,260)	(2,495)
Foreign exchange and inflation indexation charges, net	61	(665)	(491)	(1,558)
Finance income (expenses), net	120	720	357	1,303
Total	3,597	11,304	2,644	10,011

Liabilities with pension plans of the company's employees and managed by Fundação Petros, which include debt instruments, are presented in note 13.

28.6 Compensation of key management personnel

The total remuneration of the members of the Board of Directors and Executive Board of Petrobras Holding are based on the guidelines established by the Secretariat for Coordination and Governance of State Companies - SEST, of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy and are presented below:

Parent Company

	Jan-Sep/2024			Jan-Sep/2023
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	11.9	1.0	12.9	10.7	0.8	11.5
Social security and other employee-related taxes	3.2	0.2	3.4	2.9	0.1	3.0
Post-employment benefits (pension plan)	0.8	−	0.8	0.7	−	0.7
Variable compensation	10.8	−	10.8	−	−	−
Benefits due to termination of tenure	1.4	−	1.4	4.1	−	4.1
Total compensation recognized in the statement of income	28.1	1.2	29.3	18.4	0.9	19.3
Total compensation paid (1)	27.1	1.1	28.2	32.4	0.9	33.3
Monthly average number of members in the period	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members in the period	9.00	7.78	16.78	9.00	6.11	15.11

(1) Includes the variable compensation for Administrators in the Executive Board.

In the period from January to September 2024, the consolidated expense with the total compensation of the company's officers and board members totaled R$ 52.12 (R$ 45.00 in the period from January to September 2023).

The remuneration of the members of the Advisory Committees to the Board of Directors must be considered apart from the global limit of the remuneration established for the administrators, that is, the amounts received are not classified as remuneration of the administrators.

The members of the Board of Directors who participate in the Statutory Audit Committees waive the remuneration of the Board of Directors, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016, and were entitled to a total remuneration of R$ 1,046 thousand in the period from January to September 2024 (R$ 1,244 thousand, considering social charges). In the period from January to September 2023, the remuneration accrued in the period was R$ 1,574 thousand (R$ 1,886 thousand, considering social charges).

On April 25, 2024, the Annual Shareholders' Meeting set the remuneration of the management (Executive Board and Board of Directors) at up to R$43.21 as the global limit of remuneration to be paid in the period between April 2024 and March 2025 (R$ 44.99 in the period between April 2023 and March 2024, fixed on April 27, 2023).

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NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

29.	Supplemental information on statement of cash flows
Consolidated
	Jan-Sep/2024	Jan-Sep/2023
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	5,980	5,399
Transactions not involving cash
Purchase of property, plant and equipment on credit	808	−
Lease	22,904	56,632
Provision for decommissioning costs	327	35
Use of tax credits and judicial deposit for the payment of contingency	1,007	524
Remeasurement of property, plant and equipment acquired in previous periods	−	33
Earn Out related to Atapu and Sépia fields	533	−

29.1 Reconciliation of depreciation, depletion and amortization with Statements of Cash Flows

	Consolidated
	2024	2023
	Jan-Sep	Jan-Sep
Depreciation of Property, plant and equipment	58,737	55,748
Amortization of Intangible assets	521	367
	59,258	56,115
Depreciation of right of use - recovery of PIS/COFINS	(666)	(589)
Capitalized depreciation	(9,042)	(7,303)
Depreciation, depletion and amortization in the Statements of Cash Flows and Added Value	49,550	48,223
30.	Subsequent events

Dividends and interest on capital of the third quarter of 2024

On November 7, 2024, Petrobras’s Board of Directors approved the distribution of interim dividends of R$ 17,119 (R$ 1.32820661 per outstanding preferred and common shares), based on the interim financial information of the period ended September 30, 2024, considering the application of the Shareholder Remuneration Policy formula, as presented in the following table:

Parent Company

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interim dividends (1)	11.07.2024	12.23.2024	1.32820661	17,119
(1)The Board of Executive Officers will still determine whether the distribution to shareholders will be in the form of dividends or interest on capital.

These interim dividends will be paid in two equal installments, on February 20, 2025, and March 20, 2025. The amounts will be adjusted by the SELIC rate from the end of the year until the date of payment of each installment and will be deducted from the remuneration that will be distributed to shareholders relating to 2024.

66

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

31.	Correlation between the explanatory notes of December 31, 2023 and the ones of September 30, 2024
	Number of notes
Notes to the Financial Statements	Annual for 2023	Quarterly information for 3Q-24
Basis of preparation	2	1
Material accounting policies	3	2
Cash and cash equivalents and marketable securities	8	3
Sales revenues	9	4
Costs and expenses by nature	10	5
Other income and expenses, net	11	6
Net finance income (expense)	12	7
Information by operating segment	13	8
Trade and other receivables	14	9
Inventories	15	10
Trade payables	16	11
Taxes	17	12
Employee benefits	18	13
Provisions for legal proceedings, judicial deposits and contingent liabilities	19	14
Provision for decommissioning costs	20	15
Other assets and liabilities	21	16
Property, plant and equipment	24	17
Intangible assets	25	18
Impairment	26	19
Exploration and evaluation of oil and gas reserves	27	20
Collateral for crude oil exploration concession agreements	28	21
Investments	30	22
Disposal of assets and other transactions	31	23
Finance debt	32	24
Lease liability	33	25
Equity	34	26
Financial risk management	35	27
Related party transactions	36	28
Supplemental information on statement of cash flows	37	29
Subsequent events	38	30

The notes to the annual report 2023, which were suppressed in the interim financial statements of September 30, 2024 because they do not have significant changes and / or may not be applicable to interim financial information, are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Judgments and sources of estimation uncertainty	4
Climate Change	5
New standards and interpretations	6
Capital Management	7
The “Lava Jato (Car Wash) Operation” and its effects on the Company	22
Commitment to purchase natural gas	23
Consortia (partnerships) in E&P activities	29

67

STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 27 of CVM Resolution 80, of March 29, 2022, the chief executive officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i)reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the period ended on September 30, 2024;

(ii) reviewed, discussed and agreed with the conclusions expressed in the report of KPMG Auditores Independentes Ltda., regarding the Interim Financial Statements of Petrobras for the period ended on September 30, 2024.

Rio de Janeiro, November 7, 2024.

Magda Chambriard	Mauricio Tiomno Tolmasquim
Chief Executive Officer	Chief Energy Transition and Sustainability Officer

Clarice Coppetti	Renata Faria Rodrigues Baruzzi Lopes
Chief Corporate Affairs Officer	Chief Engineering, Technology and Innovation Officer

Claudio Romeo Schlosser	Sylvia Maria Couto dos Anjos
Chief Logistics, Commercialization and Markets Executive Officer	Chief Exploration and Production Executive Officer

Fernando Sabbi Melgarejo	William França da Silva
Chief of Finance and Investor Relations Executive Officer	Chief Industrial Processes and Products Officer

Mário Vinícius Claussen Spinelli
Chief Governance and Compliance Executive Officer

68

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission - CVM, prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and the international accounting standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the individual and consolidated interim financial information of Petróleo Brasileiro S.A. - Petrobras (“the Company”), included in the quarterly information form - ITR for the quarter ended September 30, 2024, which comprises the statement of financial position as of September 30, 2024 and the respective statements of income and comprehensive income for the three and nine-months periods then ended, and statements of changes in shareholders' equity and of cash flows for the nine-months period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with the CPC 21 (R1) – Interim Financial Reporting and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim financial information based on our review.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

69

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Scope of the review

We conducted our review in accordance with Brazilian and international standards on reviews of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of quarterly information - ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission.

Other matters - Statements of added value

The individual and consolidated interim financial information referred to above includes the individual and consolidated statements of added value (DVA) for the nine-month period ended at September 30, 2024, prepared under responsibility of Company’s management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures carried out together with the review of the Company’s interim financial information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and its form and content are in accordance with the criteria defined in CPC 09 (R1) - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that those statements were not prepared, in all material respects, in accordance with the criteria set forth in this Standard with respect to the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, November 07, 2024

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Ulysses M. Duarte Magalhães

Accountant CRC RJ-092095/O-8

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

70

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer